Skogn, 2002-02-11

United States Securities and Exchange Commission
Washington DC 20549

USA

02015571

Information - file 82-5226

Please find enclosed copies of all documents sent to Oslo Stock Exchange during the period of October 1, 2001 – February 8, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Press releases as from Oct 1, 2001-Feb 8, 2002
Presentation material
Quarterly report (3Q01), Preliminary Report 2001

dlw 5/23

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Curtailment of newsprint production

In response to lower orders and continued weakness in the major world economies for the rest of the year, Norske Skog plans to take around 90,000 tonnes of curtailment in the production of standard newsprint during the fourth quarter 2001 at the company's mills in Europe, South America and Australasia. In these regions, curtailment of around 45,000 tonnes has been taken in the third quarter.

This planned curtailment does not include the activities of Pan Asia Paper Company, in which Norske Skog has a 50% ownership interest, or Norske Skog Canada Ltd., in which Norske Skog has a 36% shareholding.

Oxenøen, October 2, 2001

NORSKE SKOG

Corporate Communications

Contact persons:
Media: Vice President Hanne Aaberg, phone + 47 67 59 90 00 or + 47 913 51 681
Financial Markets: Vice President Jarle Langfjæran, phone + 47 67 59 90 00 or + 47 909 78 434

SHARES TO EMPLOYEES

Norske Skog has sold 157,026 shares to employees in Norway and abroad at a share price of NOK 101.50.

Norske Skog has now 1,168,524 shares in treasury.

Skogn, October 9, 2001
Norske Skogindustrier ASA

Jarle Langfjæran

Embargoed/not for release in the United States, Japan, Canada or Australia.

Message to Oslo Stock Exchange

NORSKE SKOG TO LAUNCH A U.S. DOLLAR DENOMINATED BOND OFFERING

Norske Skogindustrier ASA is planning to launch an inaugural U.S. dollar denominated bond offering, subject to market conditions. The bonds will be listed on the Luxembourg Stock Exchange. The Company intends to use the proceeds of the offering to refinance indebtedness it has incurred under certain long term credit facilities and for general corporate purposes.

The joint lead underwriters and bookrunners for the offering are Deutsche Banc Alex. Brown and Salomon Smith Barney, with BNP Paribas, ING Barings/BBL, JP Morgan and Westdeutsche Landesbank Girozentrale as co-managers.

Oxenøen, October 12, 2001

NORSKE SKOG
Corporate Communications

For further information please contact:
Jan Kildal, Senior Vice President, Chief Financial Officer, tel. +47 67 59 90 00
Jarle Langfjaran, Investor Relations, tel. +47 67 59 90 00 or +47 909 78 434

Embargoed/not for release in the United States, Japan, Canada or Australia.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Company's securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, Canada or Australia or distributed directly or indirectly in the United States, Japan, Canada or Australia.

Embargoed/not for release in the United States, Japan, Canada or Australia.

Message to Oslo Stock Exchange

Norske Skog: Assignment of Credit Ratings

The rating agencies Standard & Poor's and Moody's have today assigned credit ratings to Norske Skog: Standard & Poor's has assigned a rating of BBB with stable outlook and Moody's has assigned a rating of Baa3 with stable outlook. Details about the ratings can be found on the agencies' web sites www.standardandpoors.se and www.moodys.com.

Embargoed/not for release in the United States, Japan, Canada or Australia.

This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Company's securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, Canada or Australia or distributed directly or indirectly in the United States, Japan, Canada or Australia.

Oxenøen, October 12, 2001

NORSKE SKOG

Corporate Communications

Permanent closure of pulp mill in Canada

Norske Skog Canada, where Norske Skog owns 36.2 % of the shares, announced yesterday permanent closure of the kraft pulp operations at Powell River in late November. Built in 1967, the mill has annual capacity of 165,000 tonnes.

Norske Skog Canada's news release can be found on their web site www.norskecanada.com.

Oxenøen, October 16, 2001

NORSKE SKOG

Corporate Communications

Embargoed/not for release in the United States, Japan, Canada or Australia.

NORSKE SKOG LAUNCHES A 10 YEAR U.S. BOND OFFERING

Norske Skogindustrier ASA announced today that it has priced, in the United States, an offering of an aggregate amount of US$600,000,000 of 7⅝% Notes due 2011. This very successful transaction was approximately five times oversubscribed. The Notes have been rated BBB (stable) by Standard & Poor's and Baa3 (stable) by Moody's Investors Service Inc.

The Notes will be listed on the Luxembourg Stock Exchange. The Company intends to use the net proceeds of the offering to repay indebtedness it has incurred under certain long term credit facilities and for general corporate purposes.

The joint lead underwriters and bookrunners for the offering are Deutsche Banc Alex. Brown and Salomon Smith Barney, with BNP Paribas, ING Barings/BBL, JPMorgan and Westdeutsche Landesbank Girozentrale as co-managers.

Oxenøen, October 18, 2001

NORSKE SKOG
Corporate Communications

For further information please contact:
Anne Beive, VP Corporate Funding, tel. +47 67 59 90 60 or +47 913 89 794
Jarle Langfjaran, Investor Relations, tel. +47 74 08 72 82 or +47 909 78 434

Embargoed/not for release in the United States, Japan, Canada or Australia.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Company's securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, Canada or Australia or distributed directly or indirectly in the United States, Japan, Canada or Australia.

Norske Skog Canada: 3 Q Earnings

Norske Skog Canada, where Norske Skog owns 36 % of the shares, announced yesterday accounts for the third quarter of 2001. The press release, MD & A, and the accounts are all available on the company's web site www.norskecanada.com.

Oxenøen, October 25, 2001

NORSKE SKOG

Corporate Communications

Curtailment in Canada

Norske Skog Canada, where Norske Skog owns 36 % of the shares, has announced curtailment of 60,000 tonnes of publication paper and 23,600 tonnes of pulp during the fourth quarter.

Norske Skog Canada's press release can be found on the company's web site www.norskecanada.com

Oxenøen, November 2, 2001
Norske Skog
Corporate Communications

SALE OF FOREST LAND

Norske Skog has today entered into agreements for sale of the forest properties in South-East Norway. Total value of the transaction is around NOK 200 million, which gives a gain of NOK 155 - 160 million. The sale is subject to permission from the authorities.

Oxenøen, November 02, 2001
Norske Skog
Corporate Communications

82-5226

Norske Skog: Forest properties sold

Norske Skog has concluded agreements concerning the sale of about 85 per cent of its forest properties in Sweden. The contracts have been arranged at satisfactory prices. The sale of the Group's Swedish properties is expected to be completed by the end of the year.

Final agreements about the sale of Norske Skog's forest properties in south Norway were concluded today with the Opplysningsvesenets Fond and Vifor AS.
The formal transfer of ownership will take place when the approval of the authorities has been granted.

Norske Skog's properties in mid-Norway, totalling 135,000 hectares, will not be sold because the Group has not received a satisfactory bid for them. These forests will therefore continue to be run under Norske Skog's ownership.

Oxenøen November 20, 2001
NORSKE SKOG
CORPORATE COMMUNICATION

For further information, please contact:
Media:
VP Martin Dombestein, tel: +47 67 59 90 00, mob: +47 905 78 185
VP Corp. Comm. Hanne Aaberg, tel: + 47 67 59 90 29, mob: +47 913 51 681
Financial markets:
VP Investor Relations Jarle Langfjæran, tel.: +47 74 08 72 82, mob: +47 909 78 434

EU Commission approves Haindl-acquisition

The EU Commission today gave its final approval of the UPM-Kymmene and Norske Skog acquisition of the German company Haindl. As previously announced, UPM-Kymmene will acquire G. Haindl'sche Papierfabriken KGaA, whereas Norske Skog in a parallel agreement will take over the Walsum mill in Germany and the Parenco mill in the Netherlands.

–We have been confident about this transaction from the beginning, and we are of course very pleased to get the green light from the EU Commission, says Jan Reinås, CEO Norske Skog.

The Walsum mill and the Parenco mill have a combined capacity of 860,000 tonnes of publication paper. The Walsum mill has two paper machines with a total capacity of 420,000 tonnes of coated magazine paper (LWC). The Parenco mill has also two paper machines with a total capacity of 330,000 tonnes of newsprint and 110,000 tonnes of SC - B magazine paper. Parenco will, over time, increase the output of SC - B. Both mills are strategically located in close proximity to the largest paper consuming regions in Europe. Annual synergies of more than EUR 45 million (NOK 350 million) have been identified and will be captured over a two year period.

- The acquisition of the two mills, Walsum and Parenco, significantly increases Norske Skog's position in magazine paper grades in Europe. This gives us a broader product portfolio, which is in better balance with the market demand, says Claes Inge Isacson, President Norske Skog Europe. The process of integrating the two new mills is well underway and according to schedule.

The acquisition cost of the two mills is EUR 1,082 million (NOK 8.5 billion). The acquisition is financed by an international equity offering in June 2001, by a 10 year US bond loan and by drawing on committed credit facilities.

Oxenøen, November 21, 2001

NORSKE SKOG
Corporate Communications

Contacts:

Media:
Mr. Claes Inge Isacson, President Norske Skog Europe, phone + 47 67 59 90 00
Ms. Hanne Aaberg, VP Corporate Communications, phone + 47 67 59 90 00 or + 47 913 51 681
Financial markets:
Mr Jarle Langfjæran, VP Investor Relations, phone + 47 74 08 72 82 or + 47 909 78 434

Closing Parenco and Walsum acquisition

Norske Skog and UPM-Kymmene has today closed the deal in which the two companies acquire the German company Haindl. Norske Skog acquires the Walsum mill in Germany and the Parenco mill in the Netherlands. UPM-Kymmene takes over four mills in Germany and Austria.

The acquisition cost of the two mills is EUR 1,082 billion (NOK 8,5 billion). The acquisition is financed by the international equity offering in June 2001, by a 10-year US bond loan arranged in October 2001 and by drawing on committed credit facilities.

Parenco and Walsum will be consolidated into Norske Skog's accounts as of December 1.

Oxenøen, November 30, 2001

NORSKE SKOG
Corporate Communications

Contacts:
Media:
Mr. Claes-Inge Isacson, President Norske Skog Europe, tel. + 47 67 59 90 00
Ms. Hanne Aaberg, VP Corporate Communications, tel. + 47 67 59 90 00 or + 47 913 51 681

Financial Markets:
Mr. Jarle Langfjæran, VP Investor Relations, tel. + 47 74 08 72 82 or +47 909 78 434

Norske Skog

Sale of Brazil forest properties

Norske Skog has concluded an agreement concerning the sale of its Pisa Florestal forest property in Brazil. The buyer is an investment fund advised by UBS Timber Investors, a global capability of UBS Asset Management.

The property totals 102,000 hectares, of which 56,000 hectares is planted and intensively managed to produce an annual harvest of approximately 1.4 million cubic meters. An agreement has been reached with the buyer on a long-term supply contract which will ensure a stable supply of pulpwood to the Norske Skog PISA newsprint mill.

The parties to the sale have agreed not to publish the purchase price. As previously announced, the total value of the Norske Skog forest properties being sold in south Norway, Sweden and Brazil is NOK 1.3 – 1.4 billion.

UBS Timber Investors structures and manages forestry investments for institutional and private clients of UBS. The timber investments group currently manages over $1.5 billion of assets and commitments on behalf of over 80 clients. Since 1985 the group has invested in over 550,000 hectares of high quality timberland located in the major timber producing regions of the United States as well as in Argentina, Australia, Brazil, Chile, New Zealand and Uruguay. UBS Timber Investors is a member of UBS Asset Management. With $USD 385 billion in assets under management, UBS Asset Management is a global investment leader in equities, fixed income, real estate, timber, hedge fund and multi-manager investment capabilities.

UBS AG is a leading global financial services firm with 71,000 employees worldwide, providing a wide range of services to a client base that includes affluent individuals, corporations, institutions and governments. Headquartered in Switzerland, the bank has significant operations in all of the world's major financial centers.

Oxenøen, December 20, 2001
NORSKE SKOG
Corporate Communications

Profits from real estate sales

Norske Skog has sold its head office building at Oxenøen, near Oslo. This transaction yielded a pre-tax profit of around NOK 115 million, which – in accordance with Norwegian accounting principles – will be included in the operating profit for fourth quarter 2001. In connection with the sale, a long-term leaseback agreement was concluded.

During fourth quarter 2001 Norske Skog reached agreements concerning the sale of its forest properties in south Norway, Sweden and Brazil. The sale of the forest properties in Sweden yielded a pre-tax profit of around NOK 200 million, which will be included under "Other items" in the profit and loss accounts for 2001. The forest properties in Brazil were sold at book value. The sale of the forest properties in south Norway is subject to the approval of the authorities, and the profit from that – of around NOK 155 million, before tax – is expected to be booked in 2002.

Oxenøen, 23.01.2001
NORSKE SKOG
Corporate Communications

For further information, please contact:
Jarle Langfjæran, VP Investor Relations - telephone +47 909 78 434

Adjustment of historical figures per share

When Norske Skog merged the two share classes in the spring of 2001, the holders of the A shares received compensation by way of a rights offering. Due to this, historical results per share have been adjusted. Enclosed is a table showing figures for the period 1992 through to 3rd quarter 2001, both originally reported and the after the adjustments have been made.

Skogn, January 28, 2002

NORSKE SKOG

Jarle Langfjæran

(Enclosure)

KEY FIGURES	1992	1993	1994	1995	1996	1997	1998	1999	2000	1kv/2001	2kv/2001	3kv/2001
Average number of shares ex. shares held in treasury (1,000)	58 622	63 476	71 454	77 177	77 537	84 991	89 773	92 829	102 159	108 707	109 569	131 811
Average number of shares after full conversion ex. shares held in treasury (1,000)	75 901	79 266	86 915	91 641	91 986	84 991	89 773	92 829	102 159	108 707	109 569	131 811
EPS, reported	-21,28	-1,79	6,91	52,39	40,38	16,40	26,68	32,71	44,68	8,70	5,25	4,77
EPS, adjusted	-8,80	-0,74	2,88	22,01	16,99	6,94	11,36	14,01	19,17	7,34	4,89	4,77
EPS, after full conversion, reported	-16,43	1,68	7,70	45,99	35,90	16,40	26,68	32,71	44,68	8,70	5,25	4,77
EPS, after full conversion, adjusted	-6,80	0,69	3,21	19,33	15,10	6,94	11,36	14,01	19,17	7,34	4,89	4,77
CFPS, reported	10,56	18,74	29,07	78,79	80,20	44,89	74,82	54,39	112,31	-	-	-
CFPS, adjusted	4,37	7,75	12,12	33,11	33,74	19,00	31,85	23,29	48,18	14,96	18,26	13,18
CFPS, after full conversion, reported	11,56	18,11	25,91	68,22	69,47	44,89	74,82	54,39	112,31	-	-	-
CFPS, after full conversion, adjusted	4,78	7,49	10,80	28,67	29,22	19,00	31,85	23,29	48,18	14,96	18,26	13,18

Norske Skog Canada – Accounts for 2001

Norske Skog Canada, where Norske Skog owns 36 % of the shares, published their annual accounts yesterday. The press release and figures etc. is available on the company's web site www.norskecanada.com.

Oxenøen, Feb 1, 2002

NORSKE SKOG

Corporate Communications

82-5226

Norske Skog

January - September 2001

Norske Skog

2001: Big structural changes

➔ **Accomplished transactions:**

- Extensive re-structuring in Canada
- Increased ownership in Pan Asia and Pisa
- Sale of Tasman Pulp and Tasman Orient Line
- Sale of shipping activity in Norway
- Re-structuring of the greaseproof industry

➔ **Transactions not completed:**

- Acquisition of Parenco and Walsum paper mills
- Sale of forest in Norway and Sweden

The *new* Norske Skog Canada

- The third largest publication paper producer in North America
- Four paper mills with a capacity of nearly 500' tonnes each. (Average in Canada ~ 250' tonnes per mill)
- The only LWC machine at the west-coast of North America
- Synergies of ~ CAD 60 mill. connected to the acquisition of Pacifica



Elk Falls
Powell River
British Columbia
Port Alberni
Vancouver
Crofton
USA

Structural

Sale of enterprises, accomplished:	NOK mill.
• Tasman pulp	1,100
• Mackenzie Pulp (our part)	450
• Shipping, shares in Moelven, etc.	450
	2,000
Not completed:	
• Forests, headquarter	1,500-2,000
Acquisitions accomplished in 2001:	
• Pisa (minorities)	1,290
• Pan Asia (payment for shares)	1,650
	2,940

Norske Skog: 21%-points excess return in the period 30.09.99 - 30.09.01*



Competitors (50%) (A)
Oslo Stock Exchange (25%) (B)
MS World F&P (25%) (C)
Competitors + indices, weighted (A+B+C)
Norske Skog
-25 -20 -15 -10 -5 0 5 10 15 20 25 30 35
%

1) Stora Enso, UPM Kymmene, M-Real and Holmen.
** increase in value + paid dividend in % of share price per 30.09 1999.*

Better liquidity in the share

Split of shares, merge of A and B shares and issue of new shares have given strong improvements



Monthly turnover (million of shares)
% of total no. of shares
25
20
15
10
5
0
16 %
12 %
8 %
4 %
0 %
jan.00
mar.
may
july
sept
nov
jan.01
mar.
may
july
sept
Turnover
% of total



Owners per 30.09.2001
41,5%
20,9%
37,6%
Forests owners
Other in Norway
Foreigners
Owners per 31.12.2000
A (73%of total)
41,5%
31,8%
43,1%
B (27% of total)
86,6%
8,3%
5,1%
Forests owners
Other in Norway
Foreigners
Forests owners
Other in Norway
Foreigners

Operational

- Still good results
- Margins at a high level

	NOK bill.	
	Q3 2001	Q1 - Q3 2001
Revenue	6.9	23.7
EBITDA	2.0	6.7
EBIT	1.2	4.2
Pre-tax profit	0.9	3.1
EBITDA margin	29.1 %	28.2 %
EBIT Margin	18.0 %	17.7 %

Financial statements

per 30.09.2001

Consolidated figures

Norske Skog

P&L account
Jan-Sep 2001 vs Jan-Sep 2000

(NOK mill.)	**Jan-Sep 2001**	Jan-Sep 2000	2000
Revenue	**23 736**	16 688	26 635
Operating expenses	**-17 048**	-12 453	-20 036
EBITDA	**6 688**	4 235	6 599
Depreciation	**-2 484**	-1 504	-2 388
EBIT	**4 204**	2 731	4 211
Affiliated companies	**37**	24	34
Financial items	**-1 048**	-774	-1 394
Other items	**-47**	204	170
Pre-tax profit	**3 146**	2 185	3 021
Taxes	**-1 014**	-665	-837
Profit before minorities	**2 132**	1 520	2 184
Minority interests	**-170**	-116	-226
Net profit	**1 962**	1 404	1 958
Earnings per share (NOK)*	**18.05**	16.27	22.34
EBITDA margin	**28.2 %**	25.4 %	24.8 %
EBIT margin	**17.7 %**	16.4 %	15.8 %

**Adjusted for split of shares 1:2, March 19. 2001*

P&L account Q3 vs Q2

(NOK mill.)	**3Q 2001**	2Q 2001	Change
Revenue	**6 940**	8 163	-1 223
Operating expenses	**-4 919**	-6 033	1 114
EBITDA	**2 021**	2 130	-109
Depreciation	**-773**	-854	81
EBIT	**1 248**	1 276	-28
Affiliated companies	**-7**	12	-19
Financial items	**-322**	-368	46
Other items	**4**	-51	4
Pre-tax profit	**923**	869	54
Taxes	**-275**	-314	39
Profit before minorities	**648**	555	93
Minority interests	**-20**	-19	-1
Net profit	**628**	536	92
Earnings per share (NOK)*	**4.77**	5.25	-0.48
EBITDA margin	**29.1 %**	26.1 %	3.0 %
EBIT margin	**18.0 %**	15.6 %	2.4 %

**Adjusted for split of shares 1:2, March 19. 2001*

Operating profit per quarter


25.6 %
23.8 %
29.4 %
26.1 %
29.1 %
1 181
1 915
1 480
2 364
1 680
2 537
1 276
2 130
1 248
2 021
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
EBITDA (NOK mill.)
EBIT (NOK mill.)
EBITDA margin
EBIT margin

Financial items

(NOK mill.)	Jan-Sep 2001	Jan-Sep 2000	2000
Net interest costs	**-811**	-556	-915
Currency hedging*	**-88**	-198	-326
Other financial items	**-149**	-20	-153
Total financial items	**-1 048**	-774	-1 394
Net interest-bearing debt	**17 046**	22 038	20 535
Average interest cost	**6.68 %**	7.00 %	n/a



3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
0
-100
-200
-300
-400
-500
-600
-700
Total financial items (NOK mill.)

EUR/NOK and Norske Skog Index



1Q
-1.7%
2Q
+0.6%
3Q
-0.4%
98.82
98.44
Norske Skog Index
EUR/NOK
Norske Skog Index
EUR/NOK
101
100
99
98
97
96
95
8.4
8.3
8.2
8.1
8
7.9
7.8
7.7
januar
februar
mars
april
mai
juni
juli
august
september

Balance sheet

(NOK mill.)	30.09.2001	31.12.2000	Change
Operational fixed assets	**32 567**	41 479	-8 912
Securities and long-term financial assets	**4 192**	2 238	1 954
Fixed assets	**36 759**	43 717	-6 958
Stocks	**2 122**	2 967	-845
Receivables	**3 630**	5 915	-2 285
Liquid assets	**3 760**	8 628	-4 868
Current assets	**9 512**	17 510	-7 998
TOTAL ASSETS	**46 271**	61 227	-14 956
Equity	**19 551**	14 490	5 061
Minority interests	**237**	7 861	-7 624
Deferred tax	**1 488**	2 012	-524
Long-term debt	**20 208**	29 894	-9 686
Short-term debt	**4 787**	6 970	-2 183
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**46 271**	61 227	-14 956

Balance sheet changes 30.06.01 - 30.09.01

NOK bill.	**30.09.**	**30.06.**	**Change**	**Comments**	
Operational fixed assets	32.6	38.8	-6.2	NSCL deconsolidation,	
Securities and long-term financial assets	4.2	2.1	2.1	affiliated company	
Fixed assets	36.8	40.9	-4.1	(2.5 NOK bill.), + Pan Asia.	
Stocks/Receivables	5.7	8.2	-2.5		
Liquid assets	3.8	9.5	-5.7	Liquid assets NSCL 30.6.: 6.8 NOK bill.	
Current assets	9.5	17.7	-8.2		
TOTAL ASSETS	**46.3**	**58.6**	**-12.3**	NSCL: Net 13.5 NOK bill.	
Equity	19.6	19.1	0.5		
Minority interests	0.2	7.7	-7.5	NSCL deconsolidated	
Interest bearing debt	20.8	23.5	-2.7		
Non-interest bearing debt	5.7	8.3	-2.6		
TOTAL LIABILITIES AND EQUITY	**46.3**	**58.6**	**-12.3**	NSCL: Net 13.5 NOK bill.	
Net interest bearing debt	17.0	14.0	3.0	Deconsolidation NSCL - Liquid assets	6.8
				Dividend fra NSCL	-4.4
				Purchase of Pan Asia	2.4
				Free cash flow, etc.	-1.8

Debt: Norske Skog has a comfortable repayment structure

Per 31.12.01 - Pro forma)**



NOK bill.
Assumed drawing on bridge-financing after purchase of 1/6 of Pan Asia Paper, Walsum and Parenco
8
7
6
5
4
3
2
1
0
2002
2003
2004
2005
2006
2007-10
2011

Assumed financing of Walsum and Parenco:

NOK 8,7 bill. to UPM Kymmene*

NOK 5,3 bill. from US Bonds

NOK 1,8 bill. assumed from bridge-financing

NOK 1,6 bill. from available funds

Liquidity reserve per 30.09.01:
~ NOK 6.5 bill.

*)Up to EUR 140 mill. in tax mature ultimo 2002
**)Assumed payment of Walsum and Parenco

Financial restructuring in Norske Skog

Industrial:

•Acquisition of Fletcher Challenge Paper

•PISA (minorities)
•Pacifica

•Walsum/Parenco
•1/6 of Pan Asia

2000 2001

Financial:

Private placement, A shares
Bridge financing FCP

•Regional bank loan, Australasia
•Norwegian bond loan, 7 years

•Regional bank loan, South America
•Merge of A and B shares
•Bridge financing Walsum, Parenco and Pan Asia
•Norwegian bond loan, 5 years

•International share offering
•Rating
•10-years US bond loan

Balance sheet per quarter



NOK mill.
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
39 547
22 457
38 876
22 351
37 162
22 573
31 821
26 772
26 483
19 788
30.09.2000
31.12.2000
31.03.2001
30.06.2001
30.09.2001
Total debt (interest-bearing and interest-free)
Equity incl. minority interests

Cash flow

(NOK mill.)	**Jan-Sep 2001**	Jan-Sep 2000	2000
Cash flow*	**5 229**	3 308	4 959
Change in working capital	**135**	-178	-37
(- = increased capital employed)	**0**	0	0
Cash flow from operating activities	**5 364**	3 130	4 922
Net capital expenditures, fixed assets	**-856**	-747	-1 282
Net payment, disposals of subsidiary	**1 852**	1 526	1 534
Net payment, acquisition of subsidiary	**-2 961**	-18 682	-18 644
Net financial investments	**240**	-339	-299
Dividend paid**	**-657**	-443	-554
Cash flow from operating-, investment- and dividend activities	**2 982**	-15 555	-14 323
New equity	**3 349**	1 463	1 463
Deconsolidation Canada, etc.	**-2 842**	-328	57
Change in net interest bearing debt (+ = reduction / - = increase)	**3 489**	-14 420	-12 803

**Cash flow = Pre-tax profit + Depreciation +/- Affiliated companies - Paid taxes*

***Inclusive of dividend to minorities in NSCL*

Cash flow per quarter



21.8 %
15.3 %
24.2 %
19.6 %
23.6 %
1 631
1 525
2 093
1 598
1 626
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
Cash flow
Cash flow/Revenue

Cash flow = Pre-tax profit + Depreciation +/- Affiliated companies - Taxes paid

Key financial figures

		Jan-Sep 2001	Jan-Sep 2000	2000
EBITDA margin	%	**28.2**	25.4	24.8
EBIT margin	%	**17.7**	16.4	15.8
Return on capital employed	%	**13.6**	12.8	13.1
Equity ratio, incl minorities	%	**42.8**	36.2	36.5
Equity ratio, excl. minorities	%	**42.3**	23.3	23.7
Gearing incl. minorities*		**0.86**	0.98	0.92
Gearing excl. minorities*		**0.87**	1.53	1.42
EPS, fully diluted**	kr	**18.05**	16.27	22.34
CFPS, fully diluted**	kr	**49.35**	34.19	56.15
Equity per share, excl. minorities**	kr	179.9	157.5	158.0

*Gearing = Net interest bearing debt/Equity

**2000 figures adjusted for split of shares 1:2, March 19. 2001

Figures by regions

	Revenue		EBITDA		EBIT	
	3Q 2001	2Q 2001	**3Q 2001**	2Q 2001	**3Q 2001**	2Q 2001
Europe	**3 428**	3 640	**1 186**	1 235	**902**	939
North America	**1 154**	1 930	**133**	148	**26**	-31
South America	**421**	487	**175**	209	**90**	122
Australasia	**1 062**	1 096	**351**	340	**180**	158
Asia	**561**	519	**190**	202	**126**	153
Other activities*	**487**	244	**30**	56	**15**	38
Staff/Eliminations	**-173**	247	**-44**	-60	**-91**	-103
Consolidated	**6 940**	8 163	**2 021**	2 130	**1 248**	1 276

**Particle boards, etc. in Norway*

Figures by products

	Revenue		EBITDA		EBIT	
	3Q 2001	2Q 2001	**3Q 2001**	2Q 2001	**3Q 2001**	2Q 2001
Newsprint, etc.	**4 970**	5 405	**1 608**	1 744	**1 051**	1 158
Magazine paper	**1 276**	1 268	**400**	376	**296**	273
Pulp*	**460**	915	**4**	-42	**-32**	-127
Other activities**	**407**	328	**53**	112	**24**	75
Staff/Eliminations	**-173**	247	**-44**	-60	**-91**	-103
Consolidated	**6 940**	8 163	**2 021**	2 130	**1 248**	1 276

**Pulp in North America and Australasia*
***Inclusive internal eliminations/other activities in the regions*

Production

('000 tons)	Newsprint 3Q 2001	Newsprint 2Q 2001	Magazine Paper 3Q 2001	Magazine Paper 2Q 2001	Pulp 3Q 2001	Pulp 2Q 2001
Europe	**446**	459	**211**	202		
North America	**125**	202			**103**	227
South America	**82**	76				
Australasia	**199**	205			**-**	21
Asia	**108**	103				
Other activities	**4**	3				
Consolidated	**964**	1 048	**211**	202	**103**	248

EBITDA and EBIT margins Jan-Sep 2001


36.3
27.9
29.6
21.5
19.5
11.0
41.9
24.0
30.9
14.0
37.1
27.6
31.8
21.4
5.5
-1.8
45.4
36.5
11.8
4.3
Europe News
Europa Magazine
North America News
South America News
Australasia News
Asia News
Total Publication Paper
North America Pulp
Australasia Pulp
Total Pulp
EBITDA margin (%)
EBIT margin (%)

EBITDA and EBIT margins Q3 2001



36.5
28.2
31.3
23.2
16.4
7.1
39.5
20.8
32.0
16.6
33.9
22.5
32.2
21.6
1.9
-5.8
n/a
0.9
-7.0
Europe News
Europa Magazine
North America News
South America News
Australasia News
Asia News
Total Publication Paper
North America Pulp
Australasia Pulp
Total Pulp
EBITDA margin (%)
EBIT margin (%)

Market Development

Price development publication paper - Germany



1900
1700
1500
1300
1100
900
700
USD/tonn
1/91
3/91
1/92
3/92
1/93
3/93
1/94
3/94
1/95
3/95
1/96
3/96
1/97
3/97
1/98
3/98
1/99
3/99
1/00
3/00
1/01
2/01
Newsprint
SC roto 56g
LWC offset 60g

Source: PPI Pricewatch

Prices Newsprint Europe, USA and Asia



1000
900
800
700
600
500
400
USD/tonn
91
92
93
94
95
96
97
98
99
00
01
USA east coast 45 gms
Singapore (USD)
Germany (USD)

Market Publication Paper - Volumes

- 2000:
  - Exceptional high volumes in most of the regions
- 2001:
  - Europe has been stable and high
  - Other regions: considerable reductions compared to previous year



Jan-Sep 2001 vs 2000
Jan-Sep 2001 vs 1999
15
10
5
0
-5
-10
-15
News Europe
SC Europe
LWC Europe
News USA (cons.)

Downtime

('000 tons)	Newsprint 3Q 2001	Newsprint YTD	Magazine Paper 3Q 2001	Magazine Paper YTD	Pulp 3Q 2001	Pulp YTD
Europe, South America and Australasia	**65**	93	**17**	37		
Pan Asia (100%)	**68**	125				
NSCL (100%)*	**53**	106			**35**	98

** Affiliated company from September 2001*

Regions

Norske Skog

Europe - Newsprint

(NOK mill.)	Quarter 3Q 2001	Quarter 2Q 2001	YTD Jan-Sep 2001	YTD Jan-Sep 2000
Revenue	**2 152**	2 333	**6 634**	5 703
EBITDA margin	**36.5 %**	36.0 %	**36.3 %**	24.3 %
EBIT margin	**28.2 %**	27.9 %	**27.9 %**	15.1 %
Production ('000 tons)	**446**	459	**1 371**	1 314

Europe - Magazine Paper

(NOK mill.)	Quarter **3Q 2001**	Quarter 2Q 2001	YTD **Jan-Sep 2001**	YTD Jan-Sep 2000
Revenue	**1 276**	1 310	**3 874**	3 875
EBITDA margin	**31.3 %**	29.5 %	**29.6 %**	26.8 %
EBIT margin	**23.2 %**	21.5 %	**21.5 %**	18.3 %
Production ('000 tons)	**211**	202	**637**	667

Europe - quarterly figures


24.4 %
27.3 %
33.2 %
33.7 %
34.6 %
807
997
1 141
1 228
1 186
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

South America - Newsprint

(NOK mill.)	Quarter Q3 2001	Quarter Q2 2001	YTD Jan-Sep 2001	YTD Jan-Sep 2000*
Revenue	**385**	436	**1 266**	443
EBITDA margin	**39.5 %**	42.7 %	**41.9 %**	33.4 %
EBIT margin	**20.8 %**	25.0 %	**24.0 %**	17.6 %
Production ('000 tons)	**82**	76	**245**	80

**Fletcher Challenge Paper consolidated from July 28, 2000.*

South America - quarterly figures


40.1 %
44.5 %
42.9 %
41.6 %
159
238
211
209
175
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

1

Australasia - Newsprint

(NOK mill.)	Quarter		YTD	
	Q3 2001	Q2 2001	**Jan-Sep 2001**	Jan-Sep 2000
Revenue	**1 114**	980	**3 035**	791
EBITDA margin	**32.0 %**	32.2 %	**30.9 %**	30.3 %
EBIT margin	**16.6 %**	15.2 %	**14.0 %**	17.7 %
Production ('000 tons)	**199**	205	**618**	152

Australasia - Pulp

(NOK mill.)	Quarter		YTD	
	Q3 2001	Q2 2001	**Jan-Sep 2001**	Jan-Sep 2000
Revenue	**-2**	95	**458**	313
EBITDA margin	**n/a**	31.6 %	**45.4 %**	57.8 %
EBIT margin	**n/a**	20.0 %	**36.5 %**	49.8 %
Production ('000 tons)	**0**	21	**90**	52

Australasia - quarterly figures


34.9 %
36.6 %
31.0 %
33.1 %
423
474
454
340
351
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Asia - Newsprint*

	Quarter		YTD	
(Mill.NOK)	**Q3 2001**	Q2 2001	**Jan-Sep 2001**	Jan-Sep 2000
Revenue	**561**	519	**1 675**	1 853
EBITDA margin	**33.9 %**	38.9 %	**37.1 %**	28.0 %
EBIT margin	**22.5 %**	29.5 %	**27.6 %**	20.0 %
Production *('000 tons)*	**108**	103	**327**	241

**Includes 1/3 of Pan Asia Paper Co. until 16.08.01, and afterwards 50%.*

Asia - quarterly figures*


38.9 %
33.9 %
183
206
229
202
190
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Includes 1/3 of Pan Asia Paper Co. until 16.08.01, and afterwards 50%.

3Q01_E

Norske Skog

Norske Skog Canada - Newsprint

(Mill. NOK)	Quarter Q3 2001*	2Q 2001	YTD Jan-Sep 2001*	Jan-Sep 2000
Revenue	**758**	1 215	**3 323**	880
EBITDA margin	**16.4 %**	17.6 %	**19.5 %**	14.2 %
EBIT margin	**7.1 %**	9.0 %	**11.0 %**	5.8 %
- Newsprint	**125**	202	**559**	148

**Affiliated company from September 2001*

3Q01_E

Norske Skog

Norske Skog Canada - Pulp

(Mill. NOK)	Quarter		YTD	
	Q3 2001*	2Q 2001	**Jan-Sep 2001***	Jan-Sep 2000
Revenue	**462**	820	**2 434**	791
EBITDA margin	**1.9 %**	-8.8 %	**5.5 %**	22.1 %
EBIT margin	**-5.8 %**	-17.8 %	**-1.8 %**	17.7 %
- Newsprint	**103**	227	**526**	153

**Affiliated company from September 2001*

Norske Skog Canada - quarterly figures*


18.8 %
21.0 %
21.3 %
11.9 %
11.5 %
7.7 %
300
537
506
148
133
-31
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

**Affiliated company from September 2001*

Norske Skog Canada

(Mill. NOK)	Quarter		YTD	
	Q3 2001*	2Q 2001	**Jan-Sep 2001***	Jan-Sep 2000
Revenue				
- Newsprint	**758**	1 215	**3 323**	880
- Pulp	**462**	820	**2 434**	791
- Other/Eliminations	**-66**	-105	**-302**	-72
	1 154	1 930	**5 455**	1 599
Operating expenses				
- Newsprint	**634**	1 001	**2 674**	755
- Pulp	**453**	892	**2 301**	616
- Other/Eliminations	**-66**	-111	**-307**	-72
	1 021	1 782	**4 668**	1 299
EBITDA				
- Newsprint	**124**	214	**649**	125
- Pulp	**9**	-72	**133**	175
- Other/Eliminations	**0**	6	**5**	0
	133	148	**787**	300
EBIT				
- Newsprint	**54**	109	**367**	51
- Pulp	**-27**	-146	**-43**	140
- Other/Eliminations	**-1**	6	**5**	0
	26	-31	**329**	191
Production *('000 tons)*				
- Newsprint	**125**	202	**559**	148
- Pulp	**103**	227	**526**	153
	228	429	**1 085**	301

**Affiliated company from September 2001*

Market development

- Demand:
  Mixed signals about the economy
- Supply:
  Low capacity growth
- Quote from American analyst:
  "Historically the industry made the product, whether anybody needed it or not. Now they are acting a bit more like McDonald's - I'll only make my hamburger if somebody wants to eat it".

Global capacity growth, Newsprint


%
5
4
3
2
1
0
-1
80
85
90
95
'00

Source: PPPC 10/01

Appendix

Norske Skog

Europe

(NOK mill.)	Quarter 3Q 2001	Quarter 2Q 2001	YTD Jan-Sep 2001	YTD Jan-Sep 2000
Revenue				
- Newsprint	**2 152**	2 333	**6 634**	5 703
- Magazine Paper	**1 276**	1 310	**3 874**	3 875
	3 428	3 643	**10 508**	9 578
Operating expenses				
- Newsprint	**1 366**	1 492	**4 226**	4 319
- Magazine Paper	**876**	923	**2 727**	2 835
	2 242	2 415	**6 953**	7 154
EBITDA				
- Newsprint	**786**	841	**2 408**	1 384
- Magazine Paper	**400**	387	**1 147**	1 040
	1 186	1 228	**3 555**	2 424
EBIT				
- Newsprint	**606**	650	**1 854**	862
- Magazine Paper	**296**	282	**831**	711
	902	932	**2 685**	1 573
Production *('000 tons)*				
- Newsprint	**446**	459	**1 371**	1 314
- Magazine Paper	**211**	202	**637**	667
	657	661	**2 008**	1 981

South America

(NOK mill.)	Quarter Q3 2001	Quarter Q2 2001	YTD Jan-Sep 2001	YTD Jan-Sep 2000*
Revenue				
- Newsprint	**385**	436	**1 266**	443
- Forests	**40**	54	**129**	20
- Other/Eliminiations	**-4**	-3	**-13**	-2
	421	487	**1 382**	461
Operating expenses				
- Newsprint	**233**	250	**736**	295
- Forests	**17**	32	**64**	10
- Other/Eliminiations	**-4**	-4	**-13**	-2
	246	278	**787**	303
EBITDA				
- Newsprint	**152**	186	**530**	148
- Forests	**23**	22	**65**	10
- Other/Eliminiations	**0**	1	**0**	0
	175	209	**595**	158
EBIT				
- Newsprint	**80**	109	**304**	78
- Forests	**10**	13	**33**	2
- Other/Eliminiations	**0**	0	**0**	0
	90	122	**337**	80
Production *('000 tons)*				
- Newsprint	**82**	76	**245**	80

**Fletcher Challenge Paper consolidated from July 28, 2000*

Australasia

(NOK mill.)	Quarter Q3 2001	Quarter Q2 2001	YTD Jan-Sep 2001	YTD Jan-Sep 2000*
Revenue				
- Newsprint	**1 114**	980	**3 035**	791
- Pulp	**-2**	95	**458**	313
- Other/Eliminations	**-50**	21	**-94**	109
	1 062	1 096	**3 399**	1 213
Operating expenses				
- Newsprint	**758**	664	**2 098**	551
- Pulp	**3**	65	**250**	132
- Other/Eliminations	**-50**	27	**-94**	107
	711	756	**2 254**	790
EBITDA				
- Newsprint	**356**	316	**937**	240
- Pulp	**-5**	30	**208**	181
- Other/Eliminations	**0**	-6	**0**	2
	351	340	**1 145**	423
EBIT				
- Newsprint	**185**	149	**426**	140
- Pulp	**-5**	19	**167**	156
- Other/Eliminations	**0**	-10	**0**	-16
	180	158	**593**	280
Production *('000 tons)*				
- Newsprint	**199**	205	**618**	152
- Pulp	**0**	21	**90**	52
	199	226	**708**	204

**Other/Eliminations includes Shipping*

Asia

(NOK mill.)	Quarter		YTD	
	Q3 2001	Q2 2001	**Jan-Sep 2001**	Jan-Sep 2000
Revenue				
- Newsprint	**561**	519	**1 675**	1 853
Operating expenses				
- Newsprint	**371**	317	**1 054**	1 335
EBITDA				
- Newsprint	**190**	202	**621**	518
EBIT				
- Newsprint	**126**	153	**462**	371
Production *('000 tonn)*				
- Newsprint	**108**	103	**327**	241

P&L account per year

(NOK mill.)	**30.09.01**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989
Operating revenue	**23 736**	26 635	18 054	14 908	13 312	13 265	12 548	9 170	7 338	7 557	8 640	9 879	9 248
Operating expenses	**-17 048**	-20 036	-14 236	-11 805	-11 089	-10 217	-9 216	-7 822	-6 487	-7 029	-7 587	-8 203	-7 760
EBITDA	**6 688**	6 599	3 818	3 103	2 223	3 048	3 332	1 348	851	528	1 053	1 676	1 488
Depreciation	**-2 484**	-2 388	-1 689	-1 323	-1 140	-1 132	-832	-616	-552	-575	-553	-548	-487
EBIT	**4 204**	4 211	2 129	1 780	1 083	1 916	2 500	732	299	-47	500	1 128	1 001
Affiliated companies	**37**	34	25	66	22	74	60	-137	-116	-183	23	40	48
Financial items	**-1 048**	-1 394	-149	-429	-455	-262	-225	-262	-185	-432	-153	-209	-129
Other items	**-47**	170	-180	-	-	-	-	-	-	-	110	-	-
Pre-tax profit	**3 146**	3 021	1 825	1 417	650	1 728	2 335	333	-2	-662	480	959	920
Taxes	**-1 014**	-837	-499	-387	-62	-415	-637	-127	-51	143	-232	-841	-694
Profit before minorities	**2 132**	2 184	1 326	1 030	588	1 313	1 698	206	-53	-519	248	118	226
Minorities	**-170**	-226	-26	-10	2	4	1	-	6	3	-2	-2	-3
Net profit	**1 962**	1 958	1 300	1 020	590	1 317	1 699	206	-47	-516	246	116	223
0													
Earnings per share* (NOK)	**18.05**	22.34	16.36	13.34	8.20	20.19	26.20	3.46	-0.90	-10.64	5.09	16.03	18.00
..................fully diluted*	**18.08**	22.34	16.36	13.34	8.20	17.95	23.00	3.46	0.84	-6.52	5.65	15.13	17.30
EBITDA margin	**28.2 %**	24.8 %	21.1 %	20.8 %	16.7 %	23.0 %	26.6 %	14.7 %	11.6 %	7.0 %	12.2 %	17.0 %	16.1 %
EBIT margin	**17.7 %**	15.8 %	11.8 %	11.9 %	8.1 %	14.4 %	19.9 %	8.0 %	4.1 %	-0.6 %	5.8 %	11.4 %	10.8 %

**After split of shares 1:2, 19.03.2001*


Operating revenue (NOK mill.)
EBITDA margin (%)
EBIT margin (%)
30 %
25 %
20 %
15 %
10 %
5 %
0 %
-5 %
28 000
24 000
20 000
16 000
12 000
8 000
4 000
0
30.09.01
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
1990
1989

P&L account per quarter

(NOK mill.)	3Q-01	2Q-01	1Q-01	4Q-00	3Q-00	2Q-00	1Q-00	4Q-99	3Q-99	2Q-99	1Q-99	4Q-98	3Q-98
Operating revenue	**6 940**	8 163	8 633	9 947	7 489	4 783	4 416	4 982	4 392	4 548	4 132	4 240	3 712
Operating expenses	**-4 919**	-6 033	-6 096	-7 583	-5 574	-3 566	-3 313	-4 010	-3 442	-3 557	-3 227	-3 392	-2 925
EBITDA	**2 021**	2 130	2 537	2 364	1 915	1 217	1 103	972	950	991	905	848	787
Depreciation	**-773**	-854	-857	-884	-734	-377	-393	-403	-427	-457	-402	-416	-306
EBIT	**1 248**	1 276	1 680	1 480	1 181	840	710	569	523	534	503	432	481
Affiliated companies	**-7**	12	32	10	24	-	-	-2	6	2	19	20	23
Financial items	**-322**	-368	-358	-620	-324	-159	-291	-182	-54	13	74	-236	-216
Other items	**4**	-51	-	-34	20	184	-	-	-180	-	-	-	-
Pre-tax profit	**923**	869	1 354	836	901	865	419	385	295	549	596	216	288
Taxes	**-275**	-314	-425	-172	-300	-252	-126	-126	-67	-147	-159	-59	-68
Profit before minorities	**648**	555	929	664	601	613	293	259	228	402	437	157	220
Minorities	**-20**	-19	-131	-110	-103	-	-	-4	-9	-12	-1	-6	-5
Net profit	**628**	536	798	554	498	613	293	255	219	390	436	151	215
Earnings per share* (NOK)	**4.77**	5.25	8.70	6.05	5.44	7.09	3.62	3.21	2.94	4.91	5.71	1.98	2.81
.................fully diluted*	**4.77**	5.25	8.70	6.05	5.44	7.09	3.62	3.21	2.94	4.91	5.71	1.98	2.81
EBITDA margin	**29.1 %**	26.1 %	29.4 %	23.8 %	25.6 %	25.4 %	25.0 %	19.5 %	21.6 %	21.8 %	21.9 %	20.0 %	21.2 %
EBIT margin	**18.0 %**	15.6 %	19.5 %	14.9 %	15.8 %	17.6 %	16.1 %	11.4 %	11.9 %	11.7 %	12.2 %	10.2 %	13.0 %

After split of shares 1:2, 19.03.2001



Operating revenue (NOK mill.)
EBITDA margin (%)
EBIT margin (%)
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
10 500
9 000
7 500
6 000
4 500
3 000
1 500
0

Balance sheet per year (31.12)

(NOK mill.)	30.09.01	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989
Operational fixed assets	**32 567**	41 479	18 426	16 776	12 079	11 239	9 555	6 565	6 647	6 671	4 668	4 343	3 971
Securities and long-term financial assets	**4 192**	2 238	402	810	699	792	691	812	1 047	1 246	1 374	1 037	691
Fixed assets	**36 759**	43 717	18 828	17 586	12 778	12 031	10 246	7 377	7 694	7 917	6 042	5 380	4 662
Stocks	**2 122**	2 967	1 906	1 780	1 507	1 498	1 328	932	909	1 033	1 244	1 244	1 175
Receivables	**3 630**	5 915	3 377	2 571	2 155	2 006	2 280	1 902	1 636	1 350	1 365	1 712	1 564
Liquid assets	**3 760**	8 628	803	2 312	853	1 088	1 010	1 499	1 716	1 433	3 081	1 879	2 354
Current assets	**9 512**	17 510	6 086	6 663	4 515	4 592	4 618	4 333	4 261	3 816	5 690	4 835	5 093
Total assets	46 271	61 227	24 914	24 249	17 293	16 623	14 864	11 710	11 955	11 733	11 732	10 215	9 755
Equity	**19 551**	14 490	11 559	9 884	9 064	7 635	6 545	4 727	3 861	3 769	4 267	4 638	3 913
Minority interests	**237**	7 861	168	145	59	56	1	4	3	16	20	20	31
Deferred taxes	**1 488**	2 012	567	425	350	411	435	666	639	577	744	n/a	n/a
Long-term debt	**20 208**	29 894	8 454	9 139	4 597	4 767	4 546	4 270	5 494	4 836	4 624	3 139	2 453
Short-term debt	**4 787**	6 970	4 166	4 656	3 223	3 754	3 337	2 043	1 958	2 535	2 077	2 418	3 358
Total liabilities and shareholders' equity	**46 271**	61 227	24 914	24 249	17 293	16 623	14 864	11 710	11 955	11 733	11 732	10 215	9 755



NOK mill.
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
Debt
Equity incl. minority interests
30.09.01
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
1990
1989

Balance sheet per quarter

(NOK mill.)	**30.09.01**	30.06.01	31.03.01	31.12.00	30.09.00	30.06.00	31.03.00	31.12.99	30.09.99	30.06.99	31.03.99	31.12.98	30.09.98
Operational fixed assets	**32 567**	38 839	40 224	41 479	42 199	17 136	18 401	18 426	18 069	18 786	17 764	16 776	16 180
Securities and long-term financial assets	**4 192**	2 035	2 153	2 238	2 318	1 397	1 110	403	431	592	850	810	820
Fixed assets	**36 759**	40 874	42 377	43 717	44 517	18 533	19 511	18 829	18 500	19 378	18 614	17 586	17 000
Stocks	**2 122**	3 007	3 184	2 967	3 096	1 604	1 808	1 906	2 071	2 110	2 054	1 780	1 886
Receivables	**3 630**	5 182	5 798	5 915	5 817	4 621	3 745	3 376	3 609	3 188	3 082	2 571	2 675
Liquid assets	**3 760**	9 530	8 376	8 628	8 574	2 710	895	803	1 181	1 239	1 530	2 312	1 991
Current assets	**9 512**	17 719	17 358	17 510	17 487	8 935	6 448	6 085	6 861	6 537	6 666	6 663	6 552
Total assets	**46 271**	58 593	59 735	61 227	62 004	27 468	25 959	24 914	25 361	25 915	25 280	24 249	23 552
Equity	**19 551**	*19 072*	*15 344*	*14 490*	*14 426*	*14 108*	*11 923*	*11 559*	*11 511*	*11 419*	*10 359*	*9 849*	*9 930*
Minority interests	**237**	7 700	7 229	7 861	8 031	153	164	168	164	153	147	145	139
Deferred taxes	**1 488**	2 303	2 064	2 012	1 703	720	586	567	504	519	413	425	423
Long-term debt	**20 208**	23 354	28 568	29 894	31 258	9 304	8 976	8 454	9 497	8 895	10 018	9 174	8 710
Short-term debt	**4 787**	6 164	6 530	6 970	6 586	3 183	4 310	4 166	3 685	4 929	4 343	4 656	4 350
Total liabilities and shareholders' equity	**46 271**	58 593	59 735	61 227	62 004	27 468	25 959	24 914	25 361	25 915	25 280	24 249	23 552



NOK mill.
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
Equity incl. minority interests
Debt
30.09.01
30.06.01
31.03.01
31.12.00
30.09.00
30.06.00
31.03.00
31.12.99
30.09.99
30.06.99
31.03.99
31.12.98
30.09.98

NORSKE SKOG 4/01 JANUARY - SEPTEMBER 2001

plus


LARRY JOHNSON IS BOSS.
LG
Time To Fly
NEWS STAND
YORK APPLE TOURS
SIGHTSEEING

Operating earnings exceed NOK 4 billion
High margins, satisfactory cash flow
Lower consumption of publication paper in all regions
NorskeCanada well positioned for success
Restructuring in Canada creates value for Norske Skog's owners

Norske Skog

Third quarter saw continued high margins, satisfactory cash flow

OPERATING EARNINGS PER QUARTER
1998-2001
NOK mill.


1,500
1,000
500
0
1/98
2/98
3/98
4/98
1/99
2/99
3/99
4/99
1/00
2/00
3/00
4/00
1/01
2/01
3/01

NET OPERATING MARGIN PER QUARTER
1998-2001
%


15
10
5
0
1/98
2/98
3/98
4/98
1/99
2/99
3/99
4/99
1/00
2/00
3/00
4/00
1/01
2/01
3/01

RELATIVE TSR
30.06.99 - 30.06.01
%


10
5
0
-5
-10
-15
-20
Peer Group (50%) (A)
Oslo tota lindex (25%) (B)
MS World F&P (25%) (C)
Weighted (A+B+C)
Norske Skog

Excess return=21%

* Price increase + dividend paid in % of exchange rate as of 30.09.1999.

Norske Skog maintained high operating margins and a satisfactory cash flow through the third quarter. This reflected continued good demand for newsprint in Europe, lower costs, the effects of synergies and coordination strategies, and the sale of activities yielding a low return. Profit per share rose to NOK 18.05 (NOK 16.27).

RESULTS AND SALES

Norske Skog's operating revenues in January -September reached NOK 23,736 million, against NOK 16,688 million in the same period of 2000. Operating earnings were NOK 4,204 million (NOK 2,731 million), giving a net operating margin of 17.7% (16.4%). Gross operating margin was 28.2% (25.4%).

The weaker trend in publication paper markets continued during the third quarter, in all regions. By the end of September, Norske Skog's mills had implemented production cuts corresponding to 130,000 tonnes, owing to lower demand. During the fourth quarter, Norske Skog expects to cut its output of standard newsprint by about 72,000 tonnes at its mills in Europe, South America and Australasia, if demand remains at the present level.

Norske Skog increased its ownership stake in Pan Asia Paper Ltd. from 33.3% to 50% as of August 16, and the company is included in the Group accounts, as previously, through proportional consolidation, with 50%. Following the deconsolidation of Norske Skog Canada Ltd., effective from August 28, the company is included in the accounts as an affiliated company, with Norske Skog's ownership stake of 36%.

Earnings before taxation were NOK 3,146 million (NOK 2,185 million), and earnings per share were NOK 18.05 (NOK 16.27). Net cash flow from operating activities was NOK 5,364 million (NOK 3,130 million), corresponding to NOK 49.35 per share (NOK 34.19).

FINANCIAL

In connection with the purchase of the publication paper mills Walsum and Parenco, and the increase of Norske Skog's stake in Pan Asia from 33% to 50%, the Company arranged short-term bridge financing of nearly NOK 13 billion through a bank syndicate. During the third quarter, Norske Skog lifted the limit of a Norwegian bond loan of February 9, 2001 from NOK 1.5 billion to maximum NOK 2.5 billion. In October, the Company negotiated a USD 600 million bond loan, 7.625%, notes due October 15, 2011. The Company intends to use the net proceeds to repay indebtedness it has incurred under long-term credit facilities and for general corporate purposes. The transaction attracted great interest in the international capital markets and was approximately five times oversubscribed.

An extraordinary dividend of NOK 4,372 million, from Norske Skog Canada, was paid to Norske Skog on August 28.

At the end of September, Norske Skog's equity capital, excluding minorities, stood at NOK 19,551 million. This gives an equity capital ratio of 42.3%, and corresponds to NOK 146.85 per share. Corresponding equity capital at the end of 2000 was NOK 14,490 million.

Net interest-bearing debt was NOK 17,046 million as of September 30. This gives a ratio of net interest-bearing debt to equity capital, excluding minorities, of 0.87, while the corresponding figure as of December 31, 2000, was 1.42. Average interest on the loan portfolio was 6.68%.

Cover: Newsstand, Times Square, New York: The Americans have the highest consumption of newsprint in the world, 43 kg.s per capita/year. Photo: Tony Stone

Profit and loss account

NOK mill.	JULI-SEPT 01	JULI-SEPT 00	JANUARY-SEPT 01	JANUARY-SEPT 00	2000
Operating revenue	6,940	7,489	23,736	16,688	26,635
Operating expenses	-4,919	-5,574	-17,048	-12,453	-20,036
Operating earnings before depreciation	2,021	1,915	6,688	4,235	6,599
Depreciation and amortisation	-773	-734	-2,484	-1,504	-2,388
Operating earnings	1,248	1,181	4,204	2,731	4,211
Earnings from affiliated companies	-7	24	37	24	34
Financial items	-322	-324	-1,048	-774	-1,394
Other items	4	20	-47	204	170
Earnings before taxation	923	901	3,146	2,185	3,021
Taxation	-275	-300	-1,014	-665	-837
Earnings before minorities	648	601	2,132	1,520	2,184
Minority interest	-20	-103	-170	-116	-226
Net earnings	628	498	1,962	1,404	1,958
Earnings per share[1]	4.77	5.44	18.05	16.27	22.34
Earnings per share fully diluted[1]	4.77	5.44	18.05	16.27	22.34

[1] Historical figures have been modified due to subdivision of shares accomplished in March 2001.

Statement of cash flow

NOK mill.	JANUARY-SEPT 01	JANUARY-SEPT 00	2000
Cash flow from operating activities			
Cash generated from operations	25,006	16,294	26,386
Cash used in operations	-18,339	-12,270	-19,620
Cash from net financial items	-939	-717	-1,428
Taxes paid	-364	-177	-416
Net cash flow from operating activities	5,364	3,130	4,922
Cash flow from investment activities			
Investments in operational fixed assets	-856	-747	-1,351
Sales of operational fixed assets	16	-	69
Other investments	240	-339	-299
Dividend received [1]	4,372	-	-
Net cash from sold shares in subsidiaries [2]	1,852	1,526	1,534
Net cash used for acquisition of companies [3]	-2,961	-18,682	-18,644
Net cash flow from investment activities	2,663	-18,242	-18,691
Cash flow from financial activities			
Net change in long-term liabilities	-9,504	21,964	20,739
Net change in short-term liabilities	867	-101	-165
Dividend paid	-657	-443	-554
New equity	3,349	1,463	1,463
Net cash flow from financial activities	-5,945	22,883	21,483
Translation difference	22	-	111
Total change in liquid assets [4]	2,104	7,771	7,825

[1] Dividend received is entirely from Norske Skog Canada Ltd.

[2] Net cash from sold shares in subsidiaries consist of sale of Mackenzie Pulp and Tasman Pulp, sale of shipping activities in Australasia and Norway.

[3] Net cash used for acquisition of companies consist of increased ownership in Pan Asia Paper Co and increased ownership in Pisa Papel de Imprensa SA.

[4] Total change in liquid assets has been adjusted for the deconsolidation of Norske Skog Canada Ltd per 28 August 01. The Liquid assets in the company at the time of deconsolidation was 6,9 billion NOK.

Balance sheet

NOK mill.	30.09.01	30.09.00	2000
Operational fixed assets	32,567	42,199	41,479
Long-term receivables and affiliated companies	4,192	2,318	2,238
Fixed assets	36,759	44,517	43,717
Stocks	2,122	3,096	2,967
Receivables	3,630	5,817	5,915
Liquid assets	3,760	8,574	8,628
Current assets	9,512	17,487	17,510
Total assets	46,271	62,004	61,227
Shareholders' equity	19,551	14,426	14,490
Minority interests	237	8,031	7,861
Deferred taxes	1,488	1,703	2,012
Long-term liabilities	20,208	31,258	29,894
Current liabilities	4,787	6,586	6,970
Total liabilities and shareholders' equity	46,271	62,004	61,227

Financial key figures

	Definitions	January-sept 01	January-sept 00	2000
Net operating margin %	1	17.7	16.4	15.8
Gross operating margin %	2	28.2	25.4	24.8
Equity ratio %	3	42.8	36.2	36.5
Equity ratio excl. minority interests %	4	42.3	23.3	23.7
Net interest bearing debt		17,046	22,038	20,535
Net debt/Equity		0.86	0.98	0.92
Net debt/Equity excl. minority interests		0.87	1.53	1.42
Earnings per share after taxes	5	18.05	16.27	22.34
Earning per share - fully diluted *)		18.05	16.27	22.34
Cash flow per share after taxes	6	49.35	34.19	56.15
Cash flow per share - fully diluted *)		49.35	34.19	56.15

Definitions :

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Investments during the nine months reached NOK 856 million, corresponding to 34.5% of ordinary depreciation.

At this year's second sale of shares to employees, a total of 157,026 shares were bought by employees in Norway and abroad. This means that app. 20% of the Group's employees are shareholders in the Company. Following the sale, Norske Skog's holding of its own shares amounts to 1,168,524, representing 0.9% of total shares.

The generally weak trend of stock markets was reinforced after the September 11 terror attack in New York. At end-September the value of a Norske Skog share was 14% lower than at the New Year, while the Oslo Stock Exchange overall index showed a decline of 28%. Following the merger of the A and B share classes, the share split and an internationally oriented share issue, the liquidity of Norske Skog shares has significantly improved. Monthly turnover has recently been running at about 7-10% of the total number of shares, which is twice as high as in 2000.

Structural

The investigation being conducted by the European competition authorities into the purchase of the publication paper mills Walsum, in Germany, and Parenco, in the Netherlands, is going ahead as scheduled. A decision is expected at the end of November, and take-over of the mills in December this year – assuming the consent of the EU Commission.

The establishment of Nordic Paper AS, in which M. Peterson & Søn AS owns 55%, and Norske Skogindustrier ASA 45%, has been formally approved by both the Norwegian authorities and the EU Commission. The company, which produces greaseproof, is operative from October 1 and will be a world leader in this niche area.

Norske Skog sold its 55% ownership stake in the shipping firm Nornews Express ANS with an accounting gain of NOK 42.7 million. The business comprises two vessels specially constructed for the transport of publication paper.

Norske Skog Canada Ltd. was deconsolidated August 28, after the closing of the deal with Pacifica Papers. Norske Skog Canada

has gone through major structural changes since Norske Skog became a shareholder in July 2000. Major changes are:

- Merging pulp and paper operations.
- Reorganized the balance sheet and paid approx. NOK 9,000 million as an extraordinary dividend to shareholders.
- Acquired and integrated Pacifica Papers and permanently closed the Powell River market pulp operations.
- Divested the market pulp mill Mackenzie.

Operations

Region Europe

Newsprint

At the end of September, total deliveries of newsprint to Europe was down 1% compared with the record year 2000. The market turned noticeably weaker during the third quarter, and this trend is expected to continue into the fourth quarter as well. Deliveries of newsprint to markets outside Europe stood – at end-September – 14% lower than on the same date in 2000.

Magazine paper

Deliveries of uncoated (SC) magazine paper to Europe have been maintained at the same high level as in 2000, and the order situation is satisfactory. Price levels are stable. Deliveries to overseas markets are also at the same level as at the end of September 2000. Developments from now on will be affected by the situation in North America, where European suppliers have a market share of 32%.

Market balance for coated (LWC) magazine paper has weakened in both western Europe and North America, owing to lower demand and new capacity in Europe. Prices are under pressure. Total deliveries to western Europe, at the end of the third quarter, were 5% lower than at the same time in 2000. Deliveries to markets outside western Europe were 12% lower, at the end of September, than in 2000.

Region South America

In South America, too, the newsprint market situation is affected by weaker economic trends. In Brazil, which accounts for one third of all Latin America's newsprint consumption, consumption at the end of September was about 18% lower than at the same time in 2000.

Region Australasia

As elsewhere in the world, confidence in the economic outlook has weakened. Owing to lower advertising revenues, newspapers are now reducing their page numbers and the publication of advertising supplements and special magazines. Some customers are changing to less expensive grades of newsprint, in order to reduce costs. Deliveries of newsprint were reasonably well maintained during the third quarter. The ten-year contracts with several major customers amount to approx. 2/3 of total deliveries. In accordance with these contracts, a price increase of 7% was implemented as of July 1. This limits the effect of market turbulence, but some production cutbacks have been necessary.

Other regions

Asia

Norske Skog's interests in Asia comprise the Pan Asia Paper Company Ltd (50% ownership stake) and Malaysian Newsprint Industries (34% ownership stake).

In Asia, too, the market for newsprint has gradually weakened during the year. While there has been a positive trend in China and India — which together account for more than a third of total consumption in Asia, excluding Japan – on other markets demand during 2001 as a whole is expected to be unchanged or lower than in 2000. During the year, prices (Hong Kong levels) fell from USD 630-650/tonne to USD 500-530.

In September Pan Asia concluded a three-year contract for the supply of 42,000 tonnes per year to Singapore Press Holding (SPH), one of Asia's leading publishing houses. This is the largest contract the two parties have ever concluded. Long-term contracts are relatively unusual in Asia.

North America

In North America, expenditure on advertisements and other advertising increased by 11% - USD 15 billion – from 1999 to 2000, thereby increasing the demand for publication paper. In 2001 a negative trend developed, reflecting declining expectations about the economic outlook. While the American daily press saw advertising revenue rise by 6% during 2000, in the first half of 2001 it experienced a decline of the same order.

Reflecting a reduction in newspaper page numbers, newsprint consumption in the US was 12% lower by the end of the third quarter than in the same period of 2000. Prices are under pressure, but have declined significantly less than in corresponding situations previously. At the New Year, the price level on the US west coast was USD 610-615/tonne, and it is now around USD 540. Lower demand has necessitated extensive production curbs, and these may also be needed during the fourth quarter.

Health and safety

On a rolling 12-month basis, the H-factor (number of lost-time injuries per million hours worked) for the Group was 5.4 at end-September, while the corresponding H-factor at the end of the previous quarter was 7.1. Norske Skog Steti had an H-factor of 0. Norske Skog PISA, in Brazil, was awarded the CEO's Health and Safety prize for 2001. An independent survey of employees, published by the respected Brazilian newspaper Exame, ranked PISA as one of the best 100 companies to work for.

Future prospects

Uncertainty about the outlook for the world economy increased after the terrorist attack in New York on September 11, and this also affected publication paper markets. Together with an already weaker trend in all regions, this means that Norske Skog's result in fourth quarter will be weaker than in the previous three months. For the year as a whole, Norske Skog expects to attain a higher profit and better margins on operation than in 2000.

The global economy growth is slowing, and a weaker result can be expected in 2002 than in the current year.

Lysaker, October 31, 2001

The Board of Norske Skogindustrier ASA

Revenue and profit per area

As of 3rd quarter 2001 the presentation of the business areas is changed. Administrative cost, previously reported as Other/eliminations in the regions, is now allocated against the products in the region. The forest business in South America and the divested shipping activities in Australasia are shown as separate product lines. Historical figures are restated.

Operating revenue

NOK mill.	July sept 01	July sept 00	January-sept 01	January-sept 00	2000
Europe					
Newsprint	2,152	1,958	6,634	5,703	7,905
Magazine paper	1,276	1,356	3,874	3,875	5,324
Total Europe	3,428	3,314	10,508	9,578	13,229
North America [1) 2)]					
Newsprint	758	880	3,323	880	2,371
Pulp [3)]	462	791	2,434	791	1,981
Eliminations	-66	-72	-302	-72	-195
Total North America	1,154	1,599	5,455	1,599	4,157
South America [1)]					
Newsprint	385	379	1,266	443	986
Forests	40	20	129	20	57
Eliminations	-4	-2	-13	-2	-8
Total South America	421	397	1,382	461	1,035
Australasia [1)]					
Newsprint	1,114	791	3,035	791	1,817
Pulp [4)]	-2	313	458	313	676
Shipping	-	158	-	158	404
Eliminations	-50	-49	-94	-49	-96
Total Australasia	1,062	1,213	3,399	1,213	2,801
Asia					
Newsprint	561	596	1,675	1,853	2,572
Other activities [5)]					
Other industry Norway	222	183	748	1,956	2,200
Other revenues	265	605	1,007	1,032	1,681
Total Other activities	487	788	1,755	2,988	3,881
Staff/Eliminations	-173	-418	-438	-1,004	-1,040
Total Group	6,940	7,489	23,736	16,688	26,635

[1)] Fletcher Challenge Paper is consolidated as of July 28th 2000. The activities in the regions North America and Australasia are in total coming from this acquisition, as with the main share of the activities in South America.

[2)] Norske Skog share of ownership in Norske Skog Canada, in total comprising region North America, is reduced from 50.8% to 36% as a result of Norske Skog Canada acquiring Pacifica Papers August 28th. Norske Skog Canada is treated as affiliated company from the same date, and is no longer included in operating revenue and operating earnings.

[3)] Mackenzie Pulp was sold July 14, 2001.

[4)] Tasman Pulp was sold April 30, 2001.

[5)] The content of Other activities has been changed. Other Industry Norway includes particleboards, Scandinavian forests, historical figures for Norwegian Fibre and some other minor activities. Other revenues include revenues from non-manufactured paper from Pan Asia and revenues from wood and energy sold to external parties from European activities. Historical figures are restated.

Operating earnings before depreciation

NOK mill.	JULY-SEPT 01	JULY-SEPT 00	JANUARY-SEPT 01	JANUARY-SEPT 00	2000
Europe					
Newsprint	786	466	2,408	1,384	1,969
Magazine paper	400	341	1,147	1,040	1,452
Total Europe	1,186	807	3,555	2,424	3,421
North America					
Newsprint	124	125	649	125	416
Pulp	9	175	133	175	419
Eliminations	-	-	5	-	2
Total North America	133	300	787	300	837
South America					
Newsprint	152	149	530	148	365
Forests	23	10	65	10	31
Eliminations	-	-	-	-	-
Total South America	175	159	595	158	396
Australasia					
Newsprint	356	240	937	240	551
Pulp	-5	181	208	181	348
Shipping	-	2	-	2	-2
Eliminations	-	-	-	-	-
Total Australasia	351	423	1,145	423	897
Asia					
Newsprint	190	183	621	518	724
Other activities					
Other industry Norway	30	-18	132	461	484
Other revenues	-	-	-	-	-
Total Other activities	30	-18	132	461	484
Staff/Eliminations	-44	61	-147	-49	-160
Total Group	2,021	1,915	6,688	4,235	6,599

Operating earnings

NOK mill.	JULY-SEPT 01	JULY-SEPT 00	JANUARY-SEPT 01	JANUARY-SEPT 00	2000
Europe					
Newsprint	606	302	1,854	862	1,243
Magazine paper	296	238	831	711	1,023
Total Europe	902	540	2,685	1,573	2,266
North America					
Newsprint	54	51	367	51	223
Pulp	-27	140	-43	140	304
Eliminations	-1	-	5	-	2
Total North America	26	191	329	191	529
South America					
Newsprint	80	79	304	78	220
Forests	10	2	33	2	11
Eliminations	-	-	-	-	-
Total South America	90	81	337	80	231
Australasia					
Newsprint	185	140	426	140	291
Pulp	-5	156	167	156	290
Shipping	-	2	-	2	-5
Eliminations	-	-18	-	-18	-31
Total Australasia	180	280	593	280	545
Asia					
Newsprint	126	135	462	371	526
Other activities					
Other industry Norway	15	-24	79	364	372
Other revenues	-	-	-	-	-
Total Other activities	15	-24	79	364	372
Staff/Eliminations	-91	-22	-281	-128	-258
Total Group	1,248	1,181	4,204	2,731	4,211

Production by product/area

1,000 tonnes	July-sept 01	July-sept 00	January-sept 01	January-sept 00	2000
Europe					
Newsprint	446	441	1,371	1,314	1,769
Magazine paper	211	221	637	667	894
North America					
Newsprint	125	148	559	148	392
Pulp	103	153	526	153	376
South America					
Newsprint	82	80	245	80	170
Australasia					
Newsprint	199	152	618	152	358
Pulp	-	52	90	52	115
Asia					
Newsprint	108	121	327	241	481
Other activities					
Newsprint	4	3	11	11	16
Pulp	-	-	-	250	250
Norske Skog total					
Total newsprint	964	945	3,131	1,946	3,186
Total magazine paper	211	221	637	667	894
Total printing paper	1,175	1,166	3,768	2,613	4,080
Total pulp	103	205	616	455	741

Quarterly comparison

NOK mill.	3rd Q 01	2nd Q 01	1st Q 01	4th Q 00	3rd Q 00	2nd Q 00	1st Q 00	4th Q 99	3rd Q 99
Operating revenue	6,940	8,163	8,633	9,947	7,489	4,783	4,416	4,982	4,392
Operating earnings before depreciation	2,021	2,130	2,537	2,364	1,915	1,217	1,103	972	950
Depreciation and amortisation	773	854	857	884	734	377	393	403	427
Operating earnings	1,248	1,276	1,680	1,480	1,181	840	710	569	523
Earnings before taxation	923	869	1,354	836	901	865	419	385	295
Net earnings	628	536	798	554	498	613	293	255	219

Quarterly comparison areas

NOK mill.	3rd Q 01	2nd Q 01	1st Q 01	4th Q 00	3rd Q 00	2nd Q 00	1st Q 00	4th Q 99	3rd Q 99
Operating revenue									
Europe	3,428	3,643	3,437	3,651	3,314	3,307	2,957	3,553	3,002
North America	1,154	1,930	2,371	2,558	1,599	-	-	-	-
South America	421	487	474	574	397	64	-	-	-
Australasia	1,062	1,096	1,241	1,588	1,213	-	-	-	-
Asia	561	519	595	719	596	691	566	532	473
Other activities	487	585	683	893	788	911	1,289	1,219	944
Staff/Eliminations	-173	-97	-168	-36	-418	-190	-396	-322	-27
Total Operating revenue	6,940	8,163	8,633	9,947	7,489	4,783	4,416	4,982	4,392
Operating earnings before depreciation									
Europe	1,186	1,228	1,141	997	807	806	811	717	741
North America	133	148	506	537	300	-	-	-	-
South America	175	209	211	238	159	-1	-	-	-
Australasia	351	340	454	474	423	-	-	-	-
Asia	190	202	229	206	183	182	153	109	117
Other activities	30	56	46	23	-18	302	177	157	112
Staff/Eliminations	-44	-53	-50	-111	61	-72	-38	-11	-20
Total Oper. earnings before depreciation	2,021	2,130	2,537	2,364	1,915	1,217	1,103	972	950
Operating earnings									
Europe	902	932	851	693	540	512	521	441	438
North America	26	-31	334	338	191	-	-	-	-
South America	90	122	125	151	81	-1	-	-	-
Australasia	180	158	255	265	280	-	-	-	-
Asia	126	153	183	155	135	129	107	69	79
Other activities	15	38	26	8	-24	259	129	92	37
Staff/Eliminations	-91	-96	-94	-130	-22	-59	-47	-33	-31
Total Operating earnings	1,248	1,276	1,680	1,480	1,181	840	710	569	523

Price development newsprint Europe, US and Singapore

USD/tonne


800
600
400
91
93
95
97
99
01
US East Coast 45 g
Singapore (USD)
Germany (USD)

Norske Skog shares

Key figures	January - Sept 2001						Per 19.10.2001	
	Share price 02.01.01	Share price 30.09.01	High	Low	Earnings per share	Booked equity per share	Share price	Market value NOK million
Norske Skog A	153.97	132.00	153.97	115.00	18.05	148.00	133.50	17,774

Share price development


200
150
100
50
0
1,600
1,400
1,200
1,000
800
Week 1/98
Week 10/98
Week 20/98
Week 30/98
Week 40/98
Week 1/99
Week 10/99
Week 20/99
Week 30/99
Week 40/99
Week 1/00
Week 10/00
Week 20/00
Week 30/00
Week 40/00
Week 1/01
Week 10/01
Week 20/01
Week 30/01
Week 42/01
Oslo Stock Exchange Total Index
A-shares



JAN OKSUM:

"NorskeCanada is now in a

"Norske Skog chose to give priority to improved structure, rather than an unchanged ownership position."

"The reduced ownership stake in NorskeCanada does not weaken Norske Skog's involvement in the company. To achieve a merger between NorskeSkog Canada/Pacifica Papers, we chose to give priority to structure, rather than ownership positions," says Norske Skog Senior Vice President and Deputy CEO Jan Oksum. "A satisfactory structure is a basic prerequisite for achieving competitiveness. NorskeCanada is now in a very favourable position," he emphasizes. In corporate management, Oksum is responsible for strategy development and partly-owned companies.



"A satisfactory structure is a basic prerequisite for achieving competitiveness," says Senior Vice President and Deputy CEO Jan Oksum.

When Pacifica was acquired, part of the settlement was through a private placement of new shares in Norske Skog Canada. That reduced Norske Skog's ownership stake from 51% to 36%, but the Group is now NorskeCanada's only industrial owner, and by far its largest single shareholder."

"How would you describe NorskeCanada's position today?"

"In the space of one year, more has been done on the structural side in British Columbia than in the course of the past 20 years – an achievement for which NorskeCanada's management must be given most of the credit. This has taken place with full support and encouragement from Norske Skog, as main shareholder, and the entire board. Where its mills and machinery are concerned, the company is the most favourably placed of all the players in North America's publication paper industry. Average capacity at its paper mills is nearly 500,000 tonnes – far above the average in North America. NorskeCanada has every chance of achieving satisfactory competitiveness.

"During the past few years, earnings at the mills which today comprise NorskeCanada have not been on a level with those of the best in North America. New structure and new dynamic within the company provides the basis for significant improvements. In this sector it is difficult to achieve satisfactory profitability if structure is not correct. Economies of scale, which mean that costs can be spread over a greater number of tonnes, is absolutely decisive.

"This is a fundamental precept of Norske Skog's thinking. We can see parallels with what happened in Asia, where Norske Skog initially owned two mills. Here, too, a marked dilution of ownership was accepted, in order to create a unit with a sound structure. The creation of Pan Asia in partnership with other owners proved a wise move. There are more examples: the development of Norske Skog Golbey, at the end of the 1990's, and the consolidation of the publication paper industry in Norway during the 1980's. The decision to build two newsprint machines at Skogn, instead of one, in the 1960's, was another illustration of this way of thinking.

"Focus, and the development of companies, are two other important elements in our strategy. During the 1980's, NorskeCanada Elk Falls was one of the world's most efficient newsprint mills. While I was employed at Norske Skog Skogn – which in many ways resembles Elk Falls – I was over there a couple of times to study and learn from their operational methods. The fact that it has since lost ground, is due mainly to the

very favourable position"



Vancouver skyline. Photo: Luth bildebase / Corbis Images



Elk Falls is the largest of NorskeCanada's four mills, with capacity totalling 825,000 tonnes of paper and pulp.



Crofton is a leading producer of wood containing publication paper with low surface weights.



Powell River was established in 1912, and was the first newsprint mill to be built in western Canada.



Port Alberni contributes strongly to NorskeCanada's position as the world's largest producer of catalogue paper.


Elk Falls
Powell River
Port Alberni
Vancouver
Crofton

NorskeCanada's four mills lie within a radius of 160 km, just north of the border with the US.

owners' lack of will and ability to develop the company. Norske Skog chose a different road, and as main shareholder, with publication paper as its core area, Norske Skog will provide active support to release the potential of NorskeCanada's mills."

"What about pulp production?"

"Like Norske Skog, NorskeCanada regards publication paper as its core business. As a consequence of this, Mackenzie Pulp Mill was sold – and at a favourable moment. At present, work is in progress to shut down the unprofitable pulp production at Powell River. As a result of this, NorskeCanada's sales of pulp will be reduced to 400,000 tonnes per year from Crofton and Elk Falls. The company will then be considerably less exposed to the unstable pulp market.

"Mackenzie was, by the way, the fourth pulp mill to be sold by Norske Skog during 2000/2001. All of them were taken over by industrial owners with pulp as their main business area, and scope for further developing this activity. This is a principle which we emphasize strongly when we are selling off activities."

"How is the future relationship between Norske Skog and NorskeCanada defined?"

"A formal alliance has been agreed, between the two companies, which will provide for cooperation in those fields where this will be useful. This applies, among other things, to the areas of supply, production, human resources and IT. These agreements mean that the synergy gains identified when NorskeCanada was acquired in 2000 will not be reduced because Norske Skog is changing its ownership stake. On the sales side, a new company will be given responsibility for joint marketing of magazine paper and special grades in the US. In South America, NorskeCanada will sell its paper through Norske Skog's organisation in the region. In Asia, NorskeCanada's deliveries will be channelled through Pan Asia Paper Company Ltd., where Norske Skog is one of two owners. These agreements are about to be closed."

"How is the competition situation in North America?"

"As a market, the US has for some time been regarded as 'mature', with per capita paper consumption the highest in the world. This year has seen demand – for reasons that are well known – take a sharp downturn. But North America remains, even so, the world's largest market for our main product. Given a satisfactory structure and cost-efficient operation, there will be ample opportunities for making money in this market," says Jan Oksum.

NEWSPRINT CONSUMPTION IN 2000, KG. PER CAPITA


40
30
20
10
0
North America
Australasia
Western Europe
World
Asia
Eastern Europe
Africa

Nearly 1,500 daily papers in the US, and over 100 in Canada, mean high newsprint consumption in North America.
(Source: Newsprint Data 2001)

JAN KILDAL:

"Restructuring in Canada create



"Norske Skog is highly skilled in creating value for its owners through financial and industrial restructuring," says Senior Vice President Jan Kildal.

"The transactions involving Norske Skog Canada during 2000/2001 demonstrate Norske Skog's competence at creating value for its owners through financial and industrial restructuring," says Norske Skog Senior Vice President and Chief Financial Officer, Jan Kildal. "It is a question of 'inserting the correct piece in the correct place' – at the correct moment."

NorskeCanada – as the company has been called since August 28 – is now a recommended "buy". In the space of a year, NorskeCanada has become considerably more attractive to investors and analysts.

"How has the restructuring of NorskeCanada created values for Norske Skog's shareholders, too?"

"To take things in their correct order: We paid CAD (Canadian dollars) 17 per share when we acquired NorskeCanada in July 2000. Since then, Norske Skog has received CAD 12 per share as extraordinary dividend. Recently the share price has been around CAD 5.50 on the Toronto Stock Exchange – a figure which gives an incremental value of CAD 0.50 per share, or – in total – about NOK 175 million. Here we must take into account the generally weak trend of North American forest industry, where the price of shares in leading companies has fallen by around 25% this year. In addition, comes the ordinary dividend to Norske Skog, for three quarters, totalling over NOK 150 million.

At the same time, Norske Skog still owns about 63 million shares in the company, with a stock exchange value of nearly NOK 2 billion. We believe that NorskeCanada has a great potential to create value for its shareholders, and thereby for Norske Skog's shareholders, too. According to North American analysts, the company's recent history justifies a share price of CAD 10-12 – a figure which further increases the difference between our cost price and actual value.

"Norske Skog is the only industrial, and the largest, owner in NorskeCanada, a company which is now the same size as Norske Skog was a few years ago. NorskeCanada has been deconsolidated from our Group accounts, in which it will henceforth appear as an affiliated company.

"When Norske Skog became a majority shareholder in NorskeCanada in July 2000, we bought into a company without debt, and with cash assets corresponding to NOK 5-6 billion. In our opinion, this kind of financial position provides no stimulus to the sensible and efficient employment of capital. Capital productivity was too low. It was therefore a necessary – but highly demanding – task to put in place a more normal financing structure.

"This has now been done, and NorskeCanada is a company with normal financing, a position that requires efficient use of capital and the best possible operation. This exerts a quite different 'pressure' on the business, and is a necessary basis for being able to finance further growth. The elements that have been employed to reach this position are well known:

- Sale of activity outside the core business of publication paper
- Extraordinary dividend, and borrowing, created a normal debt structure
- Merger with Pacifica to achieve economies of scale.

"An important element in value creation is good timing in the sale of activity outside the core publication paper business. When NorskeCanada's Mackenzie Pulp Mill, in British Columbia, was transferred to new owners in June this year for its book value, the transaction in itself yielded no profit. But Mackenzie had provided the company with cash flow from operation. That is the kind of news that the stock market appreciates.

"The financial markets also like the merger with Pacifica Papers, which – with 900,000 tonnes of publication paper – almost doubled NorskeCanada's capacity. This transaction is expected to generate synergies of CAD 60 million, and it is this, in particular, which has changed analysts' attitude to NorskeCanada."

"And all this has been implemented in the space of one year?"

value for Norske Skog's owners"

"Yes, NorskeCanada's head Russ Horner and his staff have done a magnificent job in the space of a short period. This has been a major challenge for NorskeCanada's organisation, and at the same time they have succeeded in improving operations at the mills. One can safely say that NorskeCanada has had a hard, active year.

"But then, too, NorskeCanada now is a company which today is recommended as one of the strongest buys in the North American pulp and paper industry. And Norske Skog has demonstrated its ability to create value, not merely by building and operating publication paper mills, but also by implementing structural processes, industrial and financial," says Jan Kildal.

LARGEST PRODUCERS OF WOOD CONTAINING PUBLICATION PAPER IN NORTH AMERICA 2001


6,000
5,000
4,000
3,000
2,000
1,000
0
Abitibi-Consolidated
Bowater
NorskeCanada
Stora Enso
Kruger Inc.
International Paper
SP Newsprint
UPM Kymmene
Weyerhauser Paper Co.
Enron

After the merger with Pacifica, NorskeCanada is North America's third largest in its product segment.

NORSKECANADA PRODUCTS, BY CAPACITY



- Newsprint 36%
- Wood containing publication paper, specialities 29%
- Market pulp 22%
- Coated (LWC) magazine paper 9%
- Fluting 4%

Three quarters of NorskeCanada's capacity is wood containing publication paper

(Source: NorskeCanada)

Company profile NorskeCanada

NorskeCanada is the third largest producer of newsprint and wood containing special paper in North America, in terms of capacity, and the third largest forest industry company in Canada, in terms of stock market value. The company is listed on the Toronto stock exchange. NorskeCanada's head office is located in Vancouver.

CEO Jan Reinås is the chairman of NorskeCanada's board, and the other Norske Skog board member is Senior Vice President Jan A.Oksum.

The company's four production plants lie within a radius of 160 kilometres, on the coast of British Columbia. Total capacity is 1.8 million tonnes of newsprint, coated (LWC) magazine paper and other wood containing publication paper, 550,000 tonnes of pulp and 105,000 tonnes of packaging paper. The company has 4,400 employees.

NorskeCanada's publication paper products are used mainly in newspapers, magazines, catalogues, advertising supplements, newsletters and brochures. North America is the world's largest market for newsprint, with about 35% of demand and about 40% of global capacity.

NorskeCanada's mills

Elk Falls
365,000 tonnes newsprint
145,000 tonnes other wood containing publication paper
210,000 tonnes pulp for sale
105,000 tonnes fluting

Crofton
280,000 tonnes newsprint
150,000 tonnes other wood containing publication paper
340,000 tonnes pulp for sale

Port Alberni
223,000 tonnes wood containing publication paper
209,000 tonnes coated (LWC) magazine paper

Powell River
227,000 tonns newsprint
232,000 tonnes other wood containing publication paper

NORSKE SKOG IN CANADA
- from day to day

JULY 28 2000: Norske Skog acquires Fletcher Challenge Ltd.'s ownership stake of 50.8% in Fletcher Challenge Canada Ltd. (FCCL).

AUGUST 4 2000: FCCL elects new board, with CEO Jan Reinås as new board chairman and Senior Vice President Jan Kildal as new board member.

OCTOBER 27 2000: A general meeting of FCCL shareholders approves name change to Norske Skog Canada Ltd.

MARCH 26 2001: Norske Skog Canada concludes agreement to buy Pacifica Papers, with two publication paper mills.

MARCH 30 2001: Norske Skog Canada concludes agreement to sell Mackenzie pulp mill.

JUNE 15 2001: Mackenzie Pulp Mill is taken over by new owners.

AUGUST 27 2001: Norske Skog Canada takes over Pacifica Papers.
Norske Skog's ownership stake drops from 50.8% to 36.1%, following settlement in shares.
Norske Skog Canada Ltd. changes its communications name to NorskeCanada.

AUGUST 28 2001: Extraordinary dividend of NOK 4,372 million is paid by Norske Skog Canada to Norske Skog.



Norske Skog's Corporate Risk Officer, Atle Farstad, has been awarded a prestigious international award.

International award for risk management

Norske Skog's Corporate Risk Officer, Atle Farstad, has been awarded the prestigious European Risk Management Magazine Award for 2001 as "The Industry Newcomer of the Year". In a report on risk management in Norske Skog Plus 2/01 Atle Farstad described Enterprise Risk Management as "an integrated approach for handling financial, operational, strategic and hazard risks".

He was awarded the prestigious prize for "showing such exceptional commitment, energy and innovation during his brief time as Corporate Risk Officer following a long career in industry, corporate treasury and banking", the jury said.

Farstad came to Norske Skog last summer. He has carried out a huge amount of risk identification, consolidation, mapping and integrated modelling to create his new Enterprise Risk Management (ERM) programme.

Through corporate and regional workshop sessions with central key personnel on all continents he has identified a significant number of risks that Norske Skog could be exposed to. From this Farstad and his team selected a handful of critical risks in need of particular attention.

Norske Skog wins yet another award

Norske Skog's environmental report 2000 has been named the best environmental report in the "industry class", it was announced in October.

The title is awarded each year by a panel consisting of representatives of among others the Confederation of Norwegian Business and Industry, the Norwegian Financial Services Association, the Norwegian Institute of Public Accountants and the Norwegian Society of Financial Analysts

Environmental director Rune Andersen received the award on behalf of Norske Skog. He has also been responsible for the winning report.

The overall winner was the Scandinavian Airlines System.

...and an additional award to Norske Skog

Kommunikasjonsforeningen – the Norwegian association of communication experts – has named Norske Skog's employee magazine "People and Paper" as the second best internal publication in Norway. Number one was the internal magazine of the Norwegian post authorities.

The jury said "People and Paper" is a solid proof of the supremacy of paper as a medium for information and experience.

"People and Paper" is published in seven languages and distributed to Norske Skog's employees globally. Editor-in-chief is Hanne Aaberg, Vice President, Corporate Communication, and editor Pål Stensaas, director, Corporate Communication.

Successful share sale to employees

Satisfactory interest was shown, both in Norway and abroad, in the sale of shares to employees. These sales have taken place twice a year, in the spring and autumn. About one fifth of the Company's employees bought a total of more than 157,000 shares. At Norske Skog Tasman in New Zealand and Norske Skog Albury in Australia, 32% and 25%, respectively, of employees availed themselves of the offer. The corresponding figure for employees in Skogn was 27%.

The shares are sold from Norske Skog's holding of its own shares, with a rebate of 20% on the market price over a specified period. Many employees use this as a long-term method of saving. Those who have participated from the beginning have achieved a good return, over time, 56% since September 1996.

Changes in group management

The task of following up Norske Skog's stakes in the partly-owned firms Norske Skog Canada Ltd., Vancouver, Pan Asia Paper Company Ltd., Singapore, and Malaysian Newsprint Industries, Mentakab, has now been transferred to a new unit headed by Senior Vice President Corporate Business Development, Jan Oksum.

In connection with the restructuring in Canada, and the reduction of Norske Skog's ownership stake in the company, the board of Norske Skog Canada Ltd. decided to retain the legal name of the company, but to change its communications name to NorskeCanada. At the same time, a new logo has been introduced. The CEO of NorskeCanada, Russell Horner, has left Norske Skogs' corporate management. He is, however, participating in dealing with matters which concern both companies, and where competition regulations are no obstacle to such participation.

The president of Norske Skog Region South America, Rune Ingvarsson, who has been working on a contract basis for Norske Skog since 1999, wishes to move back to Sweden when his contract period expires in 2002. With his broad background from the paper and pulp industry in Europe, Asia and South America, Ingvarsson has played an important part in establishing and strengthening Norske Skog's position in the region.

Senior Vice President Vidar Lerstad, who is at present responsible for Norske Skog's activities in Asia, and based in Sydney, will follow Rune Ingvarsson. Lerstad has worked for Norske Skog since 1989, and has held a number of leading positions in the Group. He will travel to Brazil during the autumn to join Norske Skog's organisation there, and from February 2002 he will take over the position as head of Region South America.



Vidar Lerstad takes over from February as head of Norske Skog Region South America.

- **President and Chief Executive Officer** Jan Reinås
  - Corporate Strategy, SVP Jan A. Oksum, Deputy to CEO
  - Corporate Finance, SVP and CFO Jan Kildal
  - Global Optimisation, SVP Ida Goodreau
  - Corporate Human Resources & Organisation, SVP Dag Tørvold
  - Norske Skog Europe, President Claes-Inge Isacson
  - Norske Skog Australasia, President David Kirk
  - Norske Skog South America, President Rune Ingvarsson, From Feb. 2002 Vidar Lerstad
  - Partially Owned Companies and Other Activities, SVP Jan A. Oksum
    - Pan Asia Paper Co. Pte. Ltd.
    - Malaysian Newsprint Industries
    - Norske Skog Canada Ltd.
    - Other Activities

Norske Skogindustrier ASA

Oksenøyveien 80
Postal address:
PO Box 329
N-1326 Lysaker
Telephone +47 67 59 90 00
Telefax: +47 67 59 91 81

www.norske-skog.com

More information on the Internet
Additional information about Norske Skog may be found on the Internet, including:

- All result reports
- Press releases
- Presentations to the stock market
- Basic information about the Group's organisation, management and activity

TRB - Print: Lade Offset

82-5226

Norske Skog
2001

Norske Skog

Norske Skog in 2001

- Growth within our core business, divestment of non core activities
- Financial restructuring
- Strong focus on operations
- The best result ever

Norske Skog

4Q 2001

- Focus on freeing up capital :
  - Uphold sales, but reduced production
  - Reduced inventory per 31.12.
  - Reduced margins, especially in Europe
  - Generating cash: Gearing 1,18 per 31.12.2001

Dividend 1995 - 2001


Dividend per share
2001
2000
1999
1998
1997
1996
1995
0%
+9%
+29%
+21%
0%
+17%
0 1 2 3 4 5 6 7
Total dividend
+43%
+24%
+37%
+22%
+17%
+17%
0 100 200 300 400 500 600 700 800

Financial statements

Norske Skog

P&L account
2001 vs 2000

(NOK mill.)	2001	2000	Change
Revenue	**30 354**	26 635	*3 719*
Operating expenses	**-21 935**	-20 036	*-1 899*
EBITDA	**8 419**	6 599	*1 820*
Depreciation	**-3 323**	-2 388	*-935*
EBIT	**5 096**	4 211	*885*
Affiliated companies	**16**	34	*-18*
Financial items	**-1 376**	-1 394	*18*
Other items	**158**	170	*-12*
Pre-tax profit	**3 894**	3 021	*873*
Taxes	**-1 234**	-837	*-397*
Profit before minorities	**2 660**	2 184	*476*
Minority interests	**-166**	-226	*60*
Net profit	**2 494**	1 958	*536*
Earnings per share (NOK)*	**20.68**	19.17	*1.51*
EBITDA margin	**27.7 %**	24.8 %	*2.9 %*
EBIT margin	**16.8 %**	15.8 %	*1.0 %*

**Figures related to year 2000 are revised due to the split of shares and the merge of A and B shares*

Norske Skog

Pro forma P&L account
2001 vs 2000

(NOK mill.)	2001	2000	Change
Revenue	**28 634**	30 808	*-2 174*
Operating expenses	**-20 048**	-23 356	*3 308*
EBITDA	**8 586**	7 452	*1 134*
Depreciation	**-3 475**	-3 395	*-80*
EBIT	**5 111**	4 057	*1 054*
Affiliated companies	**136**	262	*-126*
Financial items	**-2 010**	-3 051	*1 041*
Other items	**158**	-63	*221*
Pre-tax profit	**3 395**	1 205	*2 190*
Taxes	**-1 073**	-264	*-809*
Profit before minorities	**2 322**	941	*1 381*
Minority interests	**-35**	-23	*-12*
Net profit	**2 287**	918	*1 369*
EBITDA margin	**30.0 %**	24.2 %	*5.8 %*
EBIT margin	**17.8 %**	13.2 %	*4.6 %*

Pro forma is based on the following transactions per 01.01.2000:

- Purchase of Fletcher Paper
- De-consolidation of Norske Skog Canada and sale of Tasman Pulp
- Purchase of Walsum and Parenco

P&L account
4Q 2001 vs 4Q 2000

(NOK mill.)	4Q 2001	4Q 2000	Change
Revenue	**6 618**	9 947	*-3 329*
Operating expenses	**-4 887**	-7 583	*2 696*
EBITDA	**1 731**	2 364	*-633*
Depreciation	**-839**	-884	*45*
EBIT	**892**	1 480	*-588*
Affiliated companies	**-21**	10	*-31*
Financial items	**-328**	-620	*292*
Other items	**205**	-34	*239*
Pre-tax profit	**748**	836	*-88*
Taxes	**-220**	-172	*-48*
Profit before minorities	**528**	664	*-136*
Minority interests	**4**	-110	*114*
Net profit	**532**	554	*-22*
Earnings per share (NOK)*	**4.03**	5.10	*-1.07*
EBITDA margin	**26.2 %**	23.8 %	*2.4 %*
EBIT margin	**13.5 %**	14.9 %	*-1.4 %*

**Figures related to year 2000 are revised due to the split of shares and the merge of A and B shares*

P&L account
4Q 2001 vs 3Q 2001

(NOK mill.)	4Q 2001	3Q 2001	Change
Revenue	**6 618**	6 940	*-322*
Operating expenses	**-4 887**	-4 919	*32*
EBITDA	**1 731**	2 021	*-290*
Depreciation	**-839**	-773	*-66*
EBIT	**892**	1 248	*-356*
Affiliated companies	**-21**	-7	*-14*
Financial items	**-328**	-322	*-6*
Other items	**205**	4	*205*
Pre-tax profit	**748**	923	*-175*
Taxes	**-220**	-275	*55*
Profit before minorities	**528**	648	*-120*
Minority interests	**4**	-20	*24*
Net profit	**532**	628	*-96*
Earnings per share (NOK)*	**4.03**	4.77	*-0.74*
EBITDA margin	**26.2 %**	29.1 %	*-2.9 %*
EBIT margin	**13.5 %**	18.0 %	*-4.5 %*

Operating profit per quarter


23.8 %
29.4 %
26.1 %
29.1 %
26.2 %
18.0 %
1 480
2 364
1 680
2 537
1 276
2 130
1 248
2 021
892
1 731
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
EBITDA (NOK mill.)
EBIT (NOK mill.)
EBITDA margin
EBIT margin

Tracking of improvements (synergies) - Fletcher Paper

- Original goal: USD 100 mill., based on ownership (USD 160 mill. on 100% basis)
- Ambitions later on doubled
- Per 31.12.2001: Approximately USD 200 mill. in synergies and improvements
- Norske Skog Canada: Not included after 30.06.2001
- Norske Skog Canada + Pacifica: Original synergy-goal of CAD 60 mill. is increased to CAD 100 mill.


46
52.6
46
38.3
24.4
Product & Market Mix
Distribution
Input prices
Machine productivity
Consumption factors

Norske Skog

Earnings & Cash Flow Per Share

1993 - 2001


NOK
60
50
40
30
20
10
0
EPS
CFPS
1993 1994 1995 1996 1997 1998 1999 2000 2001

Norske Skog

Growth: Capability in self-financing

Investments *(NOK bill.)*	**2001**	**2000**	**Sum**
- Fletcher Paper		18.6	
- Pisa (minorities)	1.3		
- Pan Asia (1/6)	1.6		
- Walsum & Parenco	8.2		
- Ordinary investments	1.2	1.4	
Sum	**12.3**	**20.0**	**32.3**

Financing *(NOK bill.)*	2001	2000	Sum
- Cash from operations	7.1	4.9	12.0
- Sale of assets	3.4	1.3	4.7
Sum own equity	**10.5**	**6.2**	**16.7**
- New equity	3.3	1.5	4.8
- Paid out dividend	-0.7	-0.6	-1.3
Sum	**13.1**	**7.1**	**20.2**
- De-consolidation Canada, etc.	3.1		3.1
Increased net debt	**2.3**	**12.9**	**15.2**

Capital Efficiency


Control Capex Level
Acquisitions at Sensible Prices
Capital Efficiency
Working Capital
Non-Core Asset Divestments
Cleaning Up Balance Sheet

Capex & Depreciation


NOK mill
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
30%
25%
20%
15%
10%
5%
0%
1995
1996
1997
1998
1999
2000
2001
Investments (left scale)
Depreciation (left scale)
Investments in % of Revenue

Acquisitions made at reasonable prices

	USD/tonne capacity
Bruck	1.009
Pan Asia Paper (1/3)	950
Fletcher Challenge Paper	1.080
Pacifica Papers	700
Pan Asia Paper (1/6)	1.100
Walsum and Parenco	1.080
Weighted average	**985**

Financial items

(NOK mill.)	2001	2000	Change
Net interest costs	**-1 150**	-972	-178
Currency hedging*	**-30**	-326	296
Other financial items	**-196**	-96	-100
Total financial items	**-1 376**	-1 394	18
Net interest-bearing debt	**22 823**	20 535	2 288
Average interest cost	**6.10 %**		

**Currency loans, forward contracts, options*



1Q 2001
2Q 2001
3Q 2001
4Q 2001
0
-100
-200
-300
-400
-358
-370
-317
-330
Total financial items (NOK mill.)

Norske Skog

EUR/NOK and Norske Skog Index



4th Quarter
98.4
98.2
Norske Skog Index
EUR/NOK
Index
EUR/NOK
101
100
99
98
97
96
95
8.4
8.3
8.2
8.1
8.0
7.9
7.8
7.7
jan.01 feb.01 mar.01 apr.01 mai.01 jun.01 jul.01 aug.01 sep.01 okt.01 nov.01 des.01
Time

Norske Skog

Balance sheet

(NOK mill.)	**31.12.2001**	31.12.2000	Change
Operational fixed assets	**41 438**	41 479	-41
Securities and long-term financial assets	**3 979**	2 238	1 741
Fixed assets	**45 417**	43 717	1 700
Stocks	**2 172**	2 967	-795
Receivables	**4 525**	5 915	-1 390
Liquid assets	**4 158**	8 628	-4 470
Current assets	**10 855**	17 510	-6 655
TOTAL ASSETS	**56 272**	61 227	-4 955
Equity	**19 321**	14 490	4 831
Minority interests	**205**	7 861	-7 656
Deferred tax	**3 174**	2 012	1 162
Long-term debt	**26 814**	29 894	-3 080
Short-term debt	**6 758**	6 970	-212
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**56 272**	61 227	-4 955

Goodwill

- New calculation of goodwill related to the purchase of Fletcher Paper, based on :
  - Some of the assets sold
  - New calculations on deferred tax
- The new calculation gives NOK 1.1 bill. in increased goodwill, with increased depreciation from time of purchase
  - Increased goodwill depreciation from 2002: NOK 15 mill. per quarter
  - One-time charge in 4Q 2001: NOK 74 mill.
- Marginal goodwill from the purchase of Walsum & Parenco
- Goodwill in the balance sheet per 31.12.2001: NOK 4.3 bill.

Repayment schedule
2002 - 2011



NOK mill.
6 000
5 000
4 000
3 000
2 000
1 000
0
Bridge financing
Instalments
1 924
807
2 397
3 097
2 953
4 441
3 395
104
102
95
5 462
2002
2003*
2004
2005
2006
2007
2008
2009
2010
2011

*After repayment of NOK 1.8 bill. in February 2002

Norske Skog

Balance sheet per quarter



NOK mill.
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
38 876
22 351
37 162
22 573
31 821
26 772
26 483
19 788
36 746
19 526
31.12.2000
31.03.2001
30.06.2001
30.09.2001
31.12.2001
Total debt (interest-bearing and interest-free)
Equity incl. minority interests

Norske Skog

Cash flow

(NOK mill.)	2001	2000	Change
Cash flow*	**6 664**	4 959	*1 705*
Change in working capital (+ = reduction - = increase)	**388**	-37	*425*
Cash flow from operating activit	**7 052**	4 922	*2 130*
Ordinary invesments	**-1 225**	-1 351	*126*
Strategic invesments	**-11 113**	-18 644	*7 531*
Sales of assets	**3 398**	1 304	*2 094*
Dividend received	**4 372**	0	*4 372*
Dividend paid out	**-671**	-554	*-117*
Other items	**-10**	0	*-10*
investment- and dividend activities	**1 803**	-14 323	*16 126*
New equity	**3 327**	1 463	*1 864*
Deconsolidation Canada, etc.	**-7 418**	-57	*-7 361*
Change in net interest bearing debt (+ = reduction - = increase)	**-2 288**	-12 917	*10 629*

**Cash flow = Pre-tax profit + Depreciation +/- Affiliated companies - Paid taxes*

Norske Skog

Net interest bearing debt - change in 2001


NOK bill.
25
20
15
10
5
0
Increased net interest bearing debt = 2,3
New equity
Received dividend
4.4
Sale of assets
3.4
Cash flow from operations
7.1
Ordinary investments
1.2
Strategic investments
11.1
Paid out dividend
0.7
De-consolidation Canada, etc.
7.4
Pay in
Pay out

Norske Skog

Cash flow per quarter


15.3 %
24.2 %
19.6 %
23.6 %
21.7 %
1 525
2 093
1 598
1 626
1 435
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
Cash flow
Cash flow/Revenue

**Cash flow = Pre-tax profit + Depreciation +/- Affiliated companies - Paid taxes*

Norske Skog

Key financial figures

		2001	2000	Change
EBITDA margin	%	**27.7**	24.8	*2.9*
EBIT margin	%	**16.8**	15.8	*1.0*
Return on capital employed	%	**13.7**	13.1	*0.6*
Equity ratio, incl minorities	%	**34.7**	36.5	*-1.8*
Equity ratio, excl. minorities	%	**34.3**	23.7	*10.6*
Gearing incl. minorities*		**1.17**	0.92	*0.25*
Gearing excl. minorities*		**1.18**	1.42	*-0.24*
EPS, fully diluted**	NOK	**20.68**	19.17	*1.51*
CFPS, fully diluted**	NOK	**58.47**	48.18	*10.29*
Equity per share, excl. minorities**	NOK	**146.4**	158.0	*-11.6*

**Gearing = Net interest bearing debt/Equity*

***Figures related to year 2000 are adjusted for split of shares and merge of A and B shares*

Norske Skog

Gearing 1997-2001


NOK mill.
Gearing (Net debt/Equity)
25 000
20 000
15 000
10 000
5 000
-
1,60
1,40
1,20
1,00
0,80
0,60
0,40
0,20
0,00
0,46
0,72
0,66
1,42
1,18
9 064
9 884
11 559
14 490
19 321
1997
1998
1999
2000
2001
NRBD
Equity ex minorities
Gearing

Norske Skog

Figures by regions
2001 vs 2000

	Revenue		EBITDA		EBIT	
	2001	2000	**2001**	2000	**2001**	2000
Europe	**14 219**	13 229	**4 455**	3 421	**3 247**	2 266
North America	**5 455**	4 157	**787**	837	**329**	529
South America	**1 939**	1 035	**825**	396	**473**	231
Australasia	**4 473**	2 801	**1 454**	897	**725**	545
Asia	**2 434**	2 572	**869**	724	**616**	526
Other activities*	**2 319**	3 881	**166**	484	**98**	372
Staff/Eliminations	**-485**	-1 040	**-137**	-160	**-392**	-258
Consolidated	**30 354**	26 635	**8 419**	6 599	**5 096**	4 211

**Particle boards, etc. in Norway*

Norske Skog

Figures by regions
4Q 2001 vs 3Q 2001

	Revenue		EBITDA		EBIT	
	4Q 2001	3Q 2001	**4Q 2001**	3Q 2001	**4Q 2001**	3Q 2001
Europe	**3 711**	3 428	**900**	1 186	**562**	902
North America	**n/a**	1 154	**n/a**	133	**n/a**	26
South America	**557**	421	**230**	175	**136**	90
Australasia	**1 074**	1 062	**309**	351	**132**	180
Asia	**759**	561	**248**	190	**154**	126
Other activities*	**564**	487	**34**	30	**19**	15
Staff/Eliminations	**-47**	-173	**10**	-44	**-111**	-91
Consolidated	**6 618**	6 940	**1 731**	2 021	**892**	1 248

**Particle boards, etc. in Norway*

Figures by products
2001 vs 2000

	Revenue		EBITDA		EBIT	
	2001	2000	**2001**	2000	**2001**	2000
Newsprint, etc.	**20 501**	15 651	**6 534**	4 025	**4 249**	2 503
Magazine paper	**5 369**	5 324	**1 433**	1 452	**976**	1 023
Pulp*	**2 892**	2 657	**337**	767	**119**	594
Other activities**	**2 077**	4 043	**252**	515	**144**	349
Staff/Eliminations	**-485**	-1 040	**-137**	-160	**-392**	-258
Consolidated	**30 354**	26 635	**8 419**	6 599	**5 096**	4 211

**Pulp in North America and Australasia*
***Inclusive internal eliminations/other activities in the regions*

Figures by products
4Q 2001 vs 3Q 2000

	Revenue		EBITDA		EBIT	
	2001	2000	**2001**	2000	**2001**	2000
Newsprint, etc.	**4 568**	4 970	**1 389**	1 608	**836**	1 051
Magazine paper	**1 495**	1 276	**286**	400	**145**	296
Pulp*	**n/a**	460	**n/a**	4	**n/a**	-32
Other activities**	**602**	407	**46**	53	**22**	24
Staff/Eliminations	**-47**	-173	**10**	-44	**-111**	-91
Consolidated	**6 618**	6 940	**1 731**	2 021	**892**	1 248

**Pulp in North America and Australasia*
***Inclusive internal eliminations/other activities in the regions*

Production
2001 vs 2000

	Newsprint		Magazine Paper		Pulp	
('000 tons)	**2001**	2000	**2001**	2000	**2001**	2000
Europe*	**1 770**	1 769	**847**	894		
North America**	**559**	392			**526**	376
South America	**314**	170				
Australasia	**817**	358			**90**	115
Asia	**468**	481				
Other activities	**11**	16				
Consolidated	**3 939**	3 186	**847**	894	**616**	491

** Walsum and Parenco included in December 2001*
*** Included Jan-Aug 2001*

Production
4Q 2001 vs 3Q 2000

('000 tons)	Newsprint 4Q 2001	Newsprint 3Q 2001	Magazine Paper 4Q 2001	Magazine Paper 3Q 2001	Pulp 4Q 2001	Pulp 3Q 2001
Europe*	**399**	446	**210**	211		
North America	**n/a**	125			**n/a**	103
South America	**78**	82				
Australasia	**199**	199				
Asia	**141**	108				
Other activities	**0**	4				
Consolidated	**817**	964	**210**	211	**n/a**	103

** Walsum and Parenco included in December 2001*

Norske Skog

EBITDA & EBIT margins
2001


34.1
25.7
26.7
18.2
19.5
11.0
41.7
24.2
30.4
13.7
35.7
25.3
30.8
20.2
5.5
-1.8
44.5
35.4
11.7
4.1
Europe News
Europa Magazine
North America News
South America News
Australasia News
Asia News
Total Publication Paper
North America Pulp
Australasia Pulp
Total Pulp
EBITDA margin (%)
EBIT margin (%)

Norske Skog

EBITDA & EBIT margins
4Q 2001



41.3
27.7
18.8
19.1
9.7
24.7
29.1
12.7
32.7
20.3
27.6
16.2
Europe News
Europe Magazine
South America News
Australasia News
Asia News
Total Publication Paper
EBITDA margin (%)
EBIT margin (%)

Market Development

Market development in general

- Newsprint:
  - Outside Europe: Reduction in the demand
  - Europe: 2001 was overall a good year, but weaker toward year end
  - Lower inventories

- Magazine Paper:
  - SC: Stable in Europe
  - LWC: Falling demand
  - USA: 3-5% lower demand for both SC and LWC

Newsprint - Europe

- 2001: Overall a good year, capacity utilization 92%
- Clarly weaker markets toward year end compared to year 2000
- Deliveries to Western Europe: 9.600' tonnes
  - 4% lower than in 2000
  - 1,9% higher than in 1999
- Export: 9% lower than in 2000
- Import from Canada: 9% lower than in 2000


1.000 tonnes
Deliveries per quarter
2700
2600
2500
2400
2300
2200
2100
2000
1/99
1/00
1/01


€/tonnes
Price, Germany
700
600
500
400
1/94
1/95
1/96
1/97
1/98
1/99
1/00
1/01

SC Magazine Paper - Europe

- 2001: A good year, capacity utilization 94%
- Deliveries to Western Europe: 3.200' tonnes
  - Same as in 2000
  - 10% higher than in 1999
- Export: 1% lower than in 2000


1.000 tonnes
Deliveries per quarter
1000
900
800
700
600
500
400
300
200
100
0
1/99
1/00
1/01


€/tonnes
Price, Germany (56 g/m2 roto)
800
700
600
500
1/94
1/95
1/96
1/97
1/98
1/99
1/00
1/01

Norske Skog

LWC Magazine Paper - Europe

- 2001: Slightly weaker market - influenced by new capacity
  Capacity utilization 83%
- Deliveries to Western Europe: 6.100' tonnes
  - 6% lower than in 2000
  - 5,5% higher than in 1999
- Export: 10% lower than in 2000


1.000 tonnes
Deliveries per quarter
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1/99
1/00
1/01


€/tonnes
Price, Germany (60 g/m2 offset)
1000
900
800
700
600
1/94
1/95
1/96
1/97
1/98
1/99
1/00
1/01

Norske Skog

Newsprint - USA

- 2001: A weak year
- Consumtion of 10,4 mill. tonnes
  - 11,5% lower than in 2000
  - Capacity utilization 2001: 90% (December: 78%)
- Lower inventories
- Capacity is 3,5% lower than in 2000


1.000 tonnes
Consumption per quarter
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1/99
1/00
1/01


USD/tonnes
Price
900
800
700
600
500
400
1/94 1/95 1/96 1/97 1/98 1/99 1/00 1/01

Newsprint - South America & Australasia

- South America:
  - Deliveries (incl. Mexico): Estimated 10% lower than in 2000
  - Lower inventories
- Australasia:
  - 5% lower consumption than in 2000
  - Price increase in Australia from 1.7.2001
  - New Zealand: Unchanged consumption. New 10-year agreement replacing the previous 5-years agreement, and accomplished price increase from 01.01.2002


Prices in the US & Brazil
USD/tonnes
1000
800
600
400
USA
Brazil
1/94 1/95 1/96 1/97 1/98 1/99 1/00 1/01

Newsprint - Asia

- 2001: Approximately 6% lower demand than in 2000, but 1% higher than in 1999
- Large regional variations:
  - Positive development in Japan and China
  - Weak in Southeast-Asia (Indonesia, Filippinene, e.g.)
  - Korea: 5% lower than 2000
- Prices:
  - Approximately 2/3 of Pan Asia's sales are in the contract markets Korea and China
  - Other markets: Primarily following the US market

Market related downtime

	Newsprint			Magazine Paper			Total		
('000 tonnes)	2001	4Q	3Q	2001	4Q	3Q	2001	4Q	3Q
Europe	138	100	33	83	46	17	221	146	50
South America	31	6	12				31	6	12
Australasia	44	15	20				44	15	20
Sum Norske Skog	**214**	**120**	**65**	**83**	**46**	**17**	**297**	**166**	**82**
Pan Asia Paper (100%)	**205**	**80**	**68**				**205**	**80**	**68**
NSCL (100%)*	**150**	**66**	**67**				**150**	**66**	**67**

**Norske Skog Canada Ltd. has also taken 77,000 tonnes downtime in the Pulp area in 2001*

Regions

Norske Skog

Europe - Newsprint

(NOK mill.)	Year		Quarter	
	2001	2000	**4Q 2001**	3Q 2001
Revenue	**8 850**	7 905	**2 216**	2 152
EBITDA margin	**34.1 %**	24.9 %	**27.7 %**	36.5 %
EBIT margin	**25.7 %**	15.7 %	**18.8 %**	28.2 %
Production ('000 tons)	**1 770**	1 769	**399**	446

Norske Skog

Europe - Magazine Paper

(NOK mill.)	Year 2001	Year 2000	Quarter 4Q 2001	Quarter 3Q 2001
Revenue	**5 369**	5 324	**1 495**	1 276
EBITDA margin	**26.7 %**	27.3 %	**19.1 %**	31.3 %
EBIT margin	**18.2 %**	19.2 %	**9.7 %**	23.2 %
Production ('000 tons)	**847**	894	**210**	211

Norske Skog

Europe - quarterly figures


27.3 %
33.2 %
33.7 %
34.6 %
24.3 %
997
1 141
1 228
1 186
900
4Q 2000
1Q 2001
2Q 2001
3Q 2001
3Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Norske Skog

South America - Newsprint

(NOK mill.)	Year 2001	Year 2000	Quarter 4Q 2001	Quarter 3Q 2001
Revenue	**1 784**	986	**518**	385
EBITDA margin	**41,7 %**	37,0 %	**41,3 %**	39,5 %
EBIT margin	**24,2 %**	22,3 %	**24,7 %**	20,8 %
Production ('000 tons)	**314**	170	**78**	82

**Fletcher Challenge Paper consolidated from July 28, 2000.*

South America - quarterly figures



44.5 %
42.9 %
41.6 %
238
211
209
175
230
125
90
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Australasia - Newsprint

(NOK mill.)	Year		Quarter	
	2001	2000	**4Q 2001**	3Q 2001
Revenue	**4 110**	1 817	**1 075**	1 114
EBITDA margin	**30.4 %**	30.3 %	**29.1 %**	32.0 %
EBIT margin	**13.7 %**	16.0 %	**12.7 %**	16.6 %
Production ('000 tons)	**817**	358	**199**	199

Australasia - Pulp

(NOK mill.)	Year		Quarter	
	2001	2000	**4Q 2001**	3Q 2001
Revenue	**458**	676	**0**	-2
EBITDA margin	**44.5 %**	51.5 %	**n/a**	n/a
EBIT margin	**35.4 %**	42.9 %	**n/a**	n/a
Production ('000 tons)	**90**	115	**n/a**	n/a

Australasia - quarterly figures


36.6 %
31.0 %
33.1 %
28.8 %
454
340
351
309
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Pan Asia - Newsprint

(Mill.NOK)	Year		Quarter	
	2001	2000	**4Q 2001**	3Q 2001
Revenue	**2 434**	2 572	**759**	561
EBITDA margin	**35.7 %**	28.1 %	**32.7 %**	33.9 %
EBIT margin	**25.3 %**	20.5 %	**20.3 %**	22.5 %
Production *('000 tons)*	**468**	481	**141**	108

Pan Asia - quarterly figures



38.5 %
38.9 %
33.9 %
32.7 %
28.7 %
30.1 %
29.5 %
21.6 %
22.5 %
20.3 %
206
229
202
190
248
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
EBIT (NOK mill.)
EBITDA (NOK mill.)
EBIT margin
EBITDA margin

Norske Skog

Norske Skog Canada
P&L account & Production

	Year		Quarter	
(CAD mill.)	**2001**	2000	**4Q 2001**	4Q 2000
Revenue	**1 389**	1 408	**413**	378
EBIT	**80**	187	**11**	57
Net profit	**59**	163	**-7**	44
EBITDA margin	**15.2 %**	12.6 %	**13.1 %**	23.2 %
EBIT margin	**5.7 %**	13.3 %	**2.7 %**	15.1 %
Production *('000 tons)*				
Newsprint & Magazine Paper	**1 064**	880	**390**	239
Pulp & Containerboard	**640**	818	**130**	197

Norske Skog

Norske Skog Canada
Balance sheet

(CAD mill.)	**31.13.2001**	31.12.2000	*Change*
Liquid assets	**105**	930	*-825*
Other current assets	**572**	480	*92*
Fixed assets	**2 490**	1 311	*1 179*
Total Assets	**3 167**	**2 721**	***446***
Short-term debt	**296**	196	*100*
Long-term interest bearing deb	**1 164**	-	*1 164*
Deferred tax, etc.	**656**	359	*297*
Equity	**1 051**	2 165	-1 115
Total Liabilities & Equity	**3 167**	**2 721**	***446***

Norske Skog

Appendix

Norske Skog

Europe

(NOK mill.)	Year 2001	Year 2000	Quarter 4Q 2001	Quarter 3Q 2001
Revenue				
- Newsprint	**8 850**	7 905	**2 216**	2 152
- Magazine Paper	**5 369**	5 324	**1 495**	1 276
	14 219	13 229	**3 711**	3 428
Operating expenses				
- Newsprint	**5 828**	5 936	**1 602**	1 366
- Magazine Paper	**3 936**	3 872	**1 209**	876
	9 764	9 808	**2 811**	2 242
EBITDA				
- Newsprint	**3 022**	1 969	**614**	786
- Magazine Paper	**1 433**	1 452	**286**	400
	4 455	3 421	**900**	1 186
EBIT				
- Newsprint	**2 271**	1 243	**417**	606
- Magazine Paper	**976**	1 023	**145**	296
	3 247	2 266	**562**	902
Production *('000 tons)*				
- Newsprint	**1 770**	1 769	**399**	446
- Magazine Paper	**847**	894	**210**	211
	2 617	2 663	**609**	657

South America

(NOK mill.)	Year 2001	Year 2000	Quarter 4Q 2001	Quarter 3Q 2001
Revenue				
- Newsprint	**1 784**	986	**518**	385
- Forests	**171**	57	**42**	40
- Other/Eliminiations	**-16**	-8	**-3**	-4
	1 939	1 035	**557**	421
Operating expenses				
- Newsprint	**1 040**	621	**304**	233
- Forests	**90**	26	**26**	17
- Other/Eliminiations	**-16**	-8	**-3**	-4
	1 114	639	**327**	246
EBITDA				
- Newsprint	**744**	365	**214**	152
- Forests	**81**	31	**16**	23
- Other/Eliminiations	**0**	0	**0**	0
	825	396	**230**	175
EBIT				
- Newsprint	**432**	220	**128**	80
- Forests	**41**	11	**8**	10
- Other/Eliminiations	**0**	0	**0**	0
	473	231	**136**	90
Production *('000 tons)*				
- Newsprint	**314**	170	**78**	82

**Fletcher Challenge Paper consolidated from July 28, 2000.*

Australasia

(NOK mill.)	Year 2001	Year 2000	Quarter 4Q 2001	Quarter 3Q 2001
Revenue				
- Newsprint	**4 110**	1 817	**1 075**	1 114
- Pulp	**458**	676	**0**	-2
- Other/Eliminations	**-95**	308	**-1**	-50
	4 473	2 801	**1 074**	1 062
Operating expenses				
- Newsprint	**2 860**	1 266	**762**	758
- Pulp	**254**	328	**4**	3
- Other/Eliminations	**-95**	310	**-1**	-50
	3 019	1 904	**765**	711
EBITDA				
- Newsprint	**1 250**	551	**313**	356
- Pulp	**204**	348	**-4**	-5
- Other/Eliminations	**0**	-2	**0**	0
	1 454	897	**309**	351
EBIT				
- Newsprint	**563**	291	**137**	185
- Pulp	**162**	290	**-5**	-5
- Other/Eliminations	**0**	-36	**0**	0
	725	545	**132**	180
Production *('000 tons)*				
- Newsprint	**817**	358	**199**	199
- Pulp	**90**	115	**0**	0
	907	473	**199**	199

**Other/Eliminations includes Shipping*

Norske Skog

Pan Asia (Norske Skogs part)

(NOK mill.)	Year 2001	Year 2000	Quarter 4Q 2001	Quarter 3Q 2001
Revenue				
- Newsprint	**2 434**	**2 572**	**759**	**561**
Operating expenses				
- Newsprint	**1 565**	**1 848**	**511**	**371**
EBITDA				
- Newsprint	**869**	**724**	**248**	**190**
EBIT				
- Newsprint	**616**	**526**	**154**	**126**
Production *('000 tonn)*				
- Newsprint	**468**	**481**	**141**	**108**

Norske Skog

P&L account per year

(NOK mill.)	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989
Operating revenue	**30 354**	26 635	18 054	14 908	13 312	13 265	12 548	9 170	7 338	7 557	8 640	9 879	9 248
Operating expenses	**-21 935**	-20 036	-14 236	-11 805	-11 089	-10 217	-9 216	-7 822	-6 487	-7 029	-7 587	-8 203	-7 760
EBITDA	**8 419**	6 599	3 818	3 103	2 223	3 048	3 332	1 348	851	528	1 053	1 676	1 488
Depreciation	**-3 323**	-2 388	-1 689	-1 323	-1 140	-1 132	-832	-616	-552	-575	-553	-548	-487
EBIT	**5 096**	4 211	2 129	1 780	1 083	1 916	2 500	732	299	-47	500	1 128	1 001
Affiliated companies	**16**	34	25	66	22	74	60	-137	-116	-183	23	40	48
Financial items	**-1 376**	-1 394	-149	-429	-455	-262	-225	-262	-185	-432	-153	-209	-129
Other items	**158**	170	-180	-	-	-	-	-	-	-	110	-	-
Pre-tax profit	**3 894**	3 021	1 825	1 417	650	1 728	2 335	333	-2	-662	480	959	920
Taxes	**-1 234**	-837	-499	-387	-62	-415	-637	-127	-51	143	-232	-841	-694
Profit before minorities	**2 660**	2 184	1 326	1 030	588	1 313	1 698	206	-53	-519	248	118	226
Minorities	**-166**	-226	-26	-10	2	4	1	-	6	3	-2	-2	-3
Net profit	**2 494**	1 958	1 300	1 020	590	1 317	1 699	206	-47	-516	246	116	223
EBITDA margin	**27.7 %**	24.8 %	21.1 %	20.8 %	16.7 %	23.0 %	26.6 %	14.7 %	11.6 %	7.0 %	12.2 %	17.0 %	16.1 %
EBIT margin	**16.8 %**	15.8 %	11.8 %	11.9 %	8.1 %	14.4 %	19.9 %	8.0 %	4.1 %	-0.6 %	5.8 %	11.4 %	10.8 %



Operating revenue (NOK mill.)
EBITDA margin (%)
EBIT margin (%)
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
-5 %
32 000
28 000
24 000
20 000
16 000
12 000
8 000
4 000
0
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
1990
1989

Norske Skog

P&L account per quarter

(NOK mill.)	**4Q-01**	3Q-01	2Q-01	1Q-01	4Q-00	3Q-00	2Q-00	1Q-00	4Q-99	3Q-99	2Q-99	1Q-99	4Q-98
Operating revenue	**6 618**	6 940	8 163	8 633	9 947	7 489	4 783	4 416	4 982	4 392	4 548	4 132	4 240
Operating expenses	**-4 887**	-4 919	-6 033	-6 096	-7 583	-5 574	-3 566	-3 313	-4 010	-3 442	-3 557	-3 227	-3 392
EBITDA	**1 731**	2 021	2 130	2 537	2 364	1 915	1 217	1 103	972	950	991	905	848
Depreciation	**-839**	-773	-854	-857	-884	-734	-377	-393	-403	-427	-457	-402	-416
EBIT	**892**	1 248	1 276	1 680	1 480	1 181	840	710	569	523	534	503	432
Affiliated companies	**-21**	-7	12	32	10	24	-	-	-2	6	2	19	20
Financial items	**-328**	-322	-368	-358	-620	-324	-159	-291	-182	-54	13	74	-236
Other items	**205**	4	-51	-	-34	20	184	-	-	-180	-	-	-
Pre-tax profit	**748**	923	869	1 354	836	901	865	419	385	295	549	596	216
Taxes	**-220**	-275	-314	-425	-172	-300	-252	-126	-126	-67	-147	-159	-59
Profit before minorities	**528**	648	555	929	664	601	613	293	259	228	402	437	157
Minorities	**4**	-20	-19	-131	-110	-103	-	-	-4	-9	-12	-1	-6
Net profit	**532**	628	536	798	554	498	613	293	255	219	390	436	151
EBITDA margin	**26.2 %**	29.1 %	26.1 %	29.4 %	23.8 %	25.6 %	25.4 %	25.0 %	19.5 %	21.6 %	21.8 %	21.9 %	20.0 %
EBIT margin	**13.5 %**	18.0 %	15.6 %	19.5 %	14.9 %	15.8 %	17.6 %	16.1 %	11.4 %	11.9 %	11.7 %	12.2 %	10.2 %



Operating revenue (NOK mill.)
EBITDA margin (%)
EBIT margin (%)
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
10 500
9 000
7 500
6 000
4 500
3 000
1 500
0
4Q-01
3Q-01
2Q-01
1Q-01
4Q-00
3Q-00
2Q-00
1Q-00
4Q-99
3Q-99
2Q-99
1Q-99
4Q-98

Norske Skog

Balance sheet per year (31.12)

(NOK mill.)	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989
Operational fixed assets	**41 438**	41 479	18 426	16 776	12 079	11 239	9 555	6 565	6 647	6 671	4 668	4 343	3 971
Securities and long-term financial assets	**3 979**	2 238	402	810	699	792	691	812	1 047	1 246	1 374	1 037	691
Fixed assets	**45 417**	43 717	18 828	17 586	12 778	12 031	10 246	7 377	7 694	7 917	6 042	5 380	4 662
Stocks	**2 172**	2 967	1 906	1 780	1 507	1 498	1 328	932	909	1 033	1 244	1 244	1 175
Receivables	**4 525**	5 915	3 377	2 571	2 155	2 006	2 280	1 902	1 636	1 350	1 365	1 712	1 564
Liquid assets	**4 158**	8 628	803	2 312	853	1 088	1 010	1 499	1 716	1 433	3 081	1 879	2 354
Current assets	**10 855**	17 510	6 086	6 663	4 515	4 592	4 618	4 333	4 261	3 816	5 690	4 835	5 093
Total assets	**56 272**	61 227	24 914	24 249	17 293	16 623	14 864	11 710	11 955	11 733	11 732	10 215	9 755
Equity	**19 321**	14 490	11 559	9 884	9 064	7 635	6 545	4 727	3 861	3 769	4 267	4 638	3 913
Minority interests	**205**	7 861	168	145	59	56	1	4	3	16	20	20	31
Deferred taxes	**3 174**	2 012	567	425	350	411	435	666	639	577	744	n/a	n/a
Long-term debt	**26 814**	29 894	8 454	9 139	4 597	4 767	4 546	4 270	5 494	4 836	4 624	3 139	2 453
Short-term debt	**6 758**	6 970	4 166	4 656	3 223	3 754	3 337	2 043	1 958	2 535	2 077	2 418	3 358
Total liabilities and shareholders' equity	**56 272**	61 227	24 914	24 249	17 293	16 623	14 864	11 710	11 955	11 733	11 732	10 215	9 755



NOK mill.
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
Debt
Equity incl. minority interests
2001
2000
1999
1998
1997
1996
1995
1994
1993
1992
1991
1990
1989

Norske Skog

Balance sheet per quarter

(NOK mill.)	**31.12.01**	30.09.01	30.06.01	31.03.01	31.12.00	30.09.00	30.06.00	31.03.00	31.12.99	30.09.99	30.06.99	31.03.99	31.12.98
Operational fixed assets	**41 438**	32 567	38 839	40 224	41 479	42 199	17 136	18 401	18 426	18 069	18 786	17 764	16 776
Securities and long-term financial assets	**3 979**	4 192	2 035	2 153	2 238	2 318	1 397	1 110	403	431	592	850	810
Fixed assets	**45 417**	36 759	40 874	42 377	43 717	44 517	18 533	19 511	18 829	18 500	19 378	18 614	17 586
Stocks	**2 172**	2 122	3 007	3 184	2 967	3 096	1 604	1 808	1 906	2 071	2 110	2 054	1 780
Receivables	**4 525**	3 630	5 182	5 798	5 915	5 817	4 621	3 745	3 376	3 609	3 188	3 082	2 571
Liquid assets	**4 158**	3 760	9 530	8 376	8 628	8 574	2 710	895	803	1 181	1 239	1 530	2 312
Current assets	**10 855**	9 512	17 719	17 358	17 510	17 487	8 935	6 448	6 085	6 861	6 537	6 666	6 663
Total assets	**56 272**	46 271	58 593	59 735	61 227	62 004	27 468	25 959	24 914	25 361	25 915	25 280	24 249
Equity	**19 321**	19 551	19 072	15 344	14 490	14 426	14 108	11 923	11 559	11 511	11 419	10 359	9 849
Minority interests	**205**	237	7 700	7 229	7 861	8 031	153	164	168	164	153	147	145
Deferred taxes	**3 174**	1 488	2 303	2 064	2 012	1 703	720	586	567	504	519	413	425
Long-term debt	**26 814**	20 208	23 354	28 568	29 894	31 258	9 304	8 976	8 454	9 497	8 895	10 018	9 174
Short-term debt	**6 758**	4 787	6 164	6 530	6 970	6 586	3 183	4 310	4 166	3 685	4 929	4 343	4 656
Total liabilities and shareholders' equity	**56 272**	46 271	58 593	59 735	61 227	62 004	27 468	25 959	24 914	25 361	25 915	25 280	24 249



NOK mill.
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
Equity incl. minority interests
Debt
31.12.01
30.09.01
30.06.01
31.03.01
31.12.00
30.09.00
30.06.00
31.03.00
31.12.99
30.09.99
30.06.99
31.03.99
31.12.98

Norske Skog

Norske Skog

Record result in weaker markets

Norske Skog achieved a record profit in 2001 in gradually weakening markets. Operating earnings was NOK 5,096 million in comparison to NOK 4,211 million in 2000. Ordinary pre-tax earnings were NOK 3,894 million (NOK 3,021 million). The improvement reflects good demand in Europe, synergy gains and the effects of restructuring. Margins were among the best in the industry and the highest result ever achieved by Norske Skog.

During 2001 the demand for publication paper weakened throughout the world. A further softening of the markets occurred towards the end of 2001, particularly in Europe, where demand for both newsprint and magazine paper declined during the fourth quarter. Norske Skogs capacity utilisation and earnings in the first half of the year will be lower than the corresponding figures for the final two quarters of 2001. Consequently, Norske Skog expects a considerably lower result in 2002 in comparison to 2001.

Earnings per share was NOK 20.68 (NOK 19.17). The Board has proposed a dividend of NOK 6.00 per share (NOK 6.00). Gains from the sale of activities are included in the year's operating earnings to the value of NOK 201 million, (NOK 0 million) and an additional NOK 158 million (NOK 170 million) is included in the Profit and Loss as other items.

Efficient operations and industrial restructuring yielded a strong cash flow and placed Norske Skog in a sound financial position, particularly after the rapid and extensive expansion during 2000/2001. In 2001 equity capital excluding minority interests increased from NOK 14,490 million to NOK 19,321 million, and the equity capital ratio rose from 23.7% to 34.3%. Ample cash flow from operations will provide Norske Skog with the strength to manage in weaker markets as it progresses in to 2002.

Strong cash flow

Net cash flow from operations was NOK 7 052 million (NOK 4,922 million), corresponding to NOK 58.47 per share (NOK 48.18). Operating revenue rose to NOK 30,354 million (NOK 26,635 million). Gross operating margin in 2001 was 27.7% (24.8%).

Markets continued to weaken in the latter months of 2001. In the fourth quarter, Norske Skog has recorded operating earnings of NOK 892 million, in comparison to NOK 1,248 million in the third quarter of 2001 and NOK 1,480 million in the fourth quarter of 2000.

The overall growth in the value of Norske Skog shares during 2001 (market price rise, plus dividend) was 13.3%, while during the same period the Oslo Stock Exchange fell by 18.6%.

Industrial restructuring, combined with new growth, firmed up Norske Skog's position as a leading global supplier of publication paper. The acquisition of two publication paper mills in Europe, and increased ownership stakes in Pan Asia and PISA in Brazil, were financed by an equity capital issue, cash flow from operations, the sales of activities and a bond loan issue in the US.

Softening markets in Europe
Higher prices and positive demand contributed to the operating earnings result of NOK 3,247 million for Region Europe. Weaker demand for newsprint from overseas markets, and – during the year – in the European market as well, required production downtime, particularly towards the end of the year. Annual contracts covering newsprint deliveries to western Europe kept prices stable throughout the year. Negotiations with European customers regarding newsprint deliveries in 2002 and the softening of the market in Europe in the latter part of 2001 are expected to result in a price decline. Net capacity for newsprint in western Europe may decline marginally during 2002.

Uncoated (SC) magazine paper deliveries were maintained at the same high level as in 2000, and price levels were stable. Lower demand and new capacity created pressure on prices for coated (LWC) magazine paper.

Price decline in South America
Declining demand and lower newsprint prices contributed to an operating result of NOK 473 million for Region South America. Demand weakened in the first quarter, and world economic trends reinforced this trend during the year. Lower local costs and internal efficiency drives at the mills helped to maintain a very satisfactory operating margin.

Stable in Australasia
Activity in Australasia was relatively stable in 2001. Region Australasia achieved an operating earnings result of NOK 725 million. Newsprint consumption in the region declined, and deliveries to Asia also fell. In accordance with ten-year contracts – which cover two thirds of deliveries from the Group's mills in the region – newsprint prices increased by 7% from July 1.

Good results in Pan Asia
Norske Skog's interests in Asia consist of a 50% shareholding in Pan Asia Paper Company and 34% in Malaysian Newsprint Industries. Despite the decline in markets, Norske Skog's interests in Asia yielded good results. Pan Asia is included in Norske Skog's group accounts according to the proportional consolidation method, with operating earnings of NOK 616 million. In South Korea and China, where Pan Asia sells two thirds of its production, the market conditions were relatively stable. Lower prices

for recycled fibre and energy, combined with efficient operation, contributed to a reduction in costs in 2001.

Weak in North America

Norske Skog's interests in North America consist of a shareholding of 36% in NorskeCanada. Up to August 27 the company was consolidated in Norske Skog group accounts. From this date NorskeCanada has been included in Norske Skog's group accounts as an affiliated company, with a loss of NOK 21 million.

As early as the first quarter, the North American newsprint market became markedly weaker. Over the year as a whole, newsprint consumption in the US was more than 10% lower than in 2000. North American exports of newsprint to overseas markets in Latin America and Asia also declined. In North America prices are negotiated quarterly, and during 2001 the price decreased from USD 590 per tonne to USD 500-510 per tonne.

Lower result in 2002

At the beginning of 2002 the world economy is relatively slow, although there are some signs of improvement in some regions. Norske Skog expects a considerably lower result in the first half of 2002 than in the second half of 2001, primarily due to lower prices and volumes in the European publication paper market.

Due to its global position, Norske Skog will benefit from an improved world economy, when it arises. However, for the year 2002 as a whole, Norske Skog expects a considerably lower result than in 2001.

Lysaker, February, 7, 2002
Norske Skogindustrier ASA
Corporate Communications

Further information on our web-site: www.norske-skog.com

Further comments:
Media:
Vice President Corp. Communication:
Hanne Aaberg, +47 67 59 90 29 or + 47 913 51 681
Finance:
CFO Jan Kildal, + 47 67 59 90 00
Vice President Investor Relations Jarle Langfjæran, + 47 67 59 90 73 or + 47 909 78 434

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	**Oct-Dec 01**	Oct-Dec 00	**Jan-Dec 01**	2000
Operating revenue	**6 618**	9 947	**30 354**	**26 635**
Operating expenses	**-4 887**	-7 583	**-21 935**	**-20 036**
Operating Earnings before Depreciation	**1 731**	2 364	**8 419**	**6 599**
Depreciation and amortisation	**-839**	-884	**-3 323**	**-2 388**
Operating Earnings	**892**	1 480	**5 096**	**4 211**
Earnings from affiliated companies	**-21**	10	**16**	**34**
Financial items	**-328**	-620	**-1 376**	**-1 394**
Other items	**205**	-34	**158**	**170**
Earnings before taxation	**748**	836	**3 894**	**3 021**
Taxation	**-220**	-172	**-1 234**	**-837**
Earnings before minorities	**528**	664	**2 660**	**2 184**
Minotiry interest	**4**	-110	**-166**	**-226**
Net earnings	**532**	554	**2 494**	**1 958**

Balance sheet

NOK million	**31.12.2001**	31.12.2000	**31.12.1999**
Intangible fixed assets	**4549**	3430	354
Operational fixed assets	**36 889**	38 049	18 072
Long-term receivables and affiliated companies	**3 979**	2 238	402
Fixed assets	**45 417**	43 717	18 828
Inventory	**2 172**	2 967	1 906
Receivables	**4 525**	5 915	3 377
Short term investments	**1 769**	7 417	257
Liquid assets	**2 389**	1 211	546
Current assets	**10 855**	17 510	6 086
Total assets	**56 272**	61 227	24 914
Paid in equity	**8 404**	5 077	3 613
Retained earnings	**10 917**	9 413	7 946
Minority interests	**205**	7 861	168
Deferred taxes	**3 174**	2 012	567
Interest-free long-term liabilities and other obligations	**1 003**	1 085	552
Interest bearing long-term liabilitie:	**25 811**	28 809	7 902
Interest free current liabilities	**5 591**	6 615	3 646
Interest bearing current liabilities	**1 167**	355	520
Total liabilities and shareholders' equity	**56 272**	61 227	24 914

Revenue and profit per area

Operating Revenue

NOK million	**Oct-Dec 01**	Oct-Dec 00	**Jan-Dec 01**	2000
Europe				
Newsprint	**2 216**	2 202	**8 850**	7 905
Magazine paper	**1 495**	1 449	**5 369**	5 324
Total Europe	**3 711**	3 651	**14 219**	13 229
North America 1) 2)				
Newsprint	-	1 491	**3 323**	2 371
Pulp 3)	-	1 190	**2 434**	1 981
Eliminations	-	-123	**-302**	-195
Total North America	-	2 558	**5 455**	4 157
South America 1)				
Newsprint	**518**	543	**1 784**	986
Forests	**42**	37	**171**	57
Eliminations	**-3**	-6	**-16**	-8
Total South America	**557**	574	**1 939**	1 035
Australasia 1)				
Newsprint	**1 075**	1 026	**4 110**	1 817
Pulp 4)	-	363	**458**	676
Shipping	-	246	-	404
Eliminations	**-1**	-47	**-95**	-96
Total Australasia	**1 074**	1 588	**4 473**	2 801
Asia				
Newsprint	**759**	719	**2 434**	2 572
Other activities 5)				
Other Industry Norway	**182**	244	**930**	2 200
Other revenues	**382**	649	**1 389**	1 681
Total Other activities	**564**	893	**2 319**	3 881
Staff/Eliminations	**-47**	-36	**-485**	-1 040
Total Group	**6 618**	9 947	**30 354**	26 635

1) Fletcher Challenge Paper is consolidated as at July 28th 2000. The activities in the regions North America and Australasia are in total from this acquisition, as with the main share of the activities in South America.
2) Norske Skog share of ownership in Norske Skog Canada, in total comprising region North America, is reduced from 50,8% to 36% as a result of Norske Skog Canada acquiring Pacifica Papers August 28th 2001.
Norske Skog Canada is treated as affiliated company from the same date, and is no longer included in operating revenue or earnings.
3) Mackenzie Pulp was sold July 14th 2001
4) Tasman Pulp was sold April 30th 2001.
5) The content of Other activities has been changed. Other industry Norway includes particleboards, Scandinavian forests, historical figures for Norwegian Fibre and some other minor activities.
Other revenues include revenues from non-manufactured paper from Pan Asia and revenues from wood and energy sold to external parties from European activities.
Historical figures are restated.

Revenue and profit per area

Operating Earnings before Depreciation

NOK million	**Oct-Dec 01**	Oct-Dec 00	**Jan-Dec 01**	2000
Europe				
Newsprint	**614**	585	**3 022**	1 969
Magazine paper	**286**	412	**1 433**	1 452
Total Europe	**900**	997	**4 455**	3 421
North America				
Newsprint	**-**	291	**649**	416
Pulp	**-**	244	**133**	419
Eliminations	**-**	2	**5**	2
Total North America	**-**	537	**787**	837
South America				
Newsprint	**214**	217	**744**	365
Forests	**16**	21	**81**	31
Eliminations	**-**	-	**-**	-
Total South America	**230**	238	**825**	396
Australasia				
Newsprint	**313**	311	**1 250**	551
Pulp	**-4**	167	**204**	348
Shipping	**-**	-4	**-**	-2
Eliminations	**-**	-	**-**	0
Total Australasia	**309**	474	**1 454**	897
Asia				
Newsprint	**248**	206	**869**	724
Other activities				
Pulp	**34**	23	**166**	484
Other/Eliminations	**-**	0	**-**	-
Total other activities	**34**	23	**166**	484
Staff/Eliminations	**10**	-111	**-137**	-160
Total Group	**1 731**	2 364	**8 419**	6 599

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	**Oct-Dec 01**	Oct-Dec 00	**Jan-Dec 01**	2000
Europe				
Newsprint	**417**	381	**2 271**	1 243
Magazine paper	**145**	312	**976**	1 023
Total Europe	**562**	693	**3 247**	2 266
North America				
Newsprint	**-**	172	**367**	223
Pulp	**-**	164	**-43**	304
Eliminations	**-**	2	**5**	2
Total North America	**-**	338	**329**	529
South America				
Newsprint	**128**	142	**432**	220
Forests	**8**	9	**41**	11
Eliminations	**-**	-	**-**	-
Total South America	**136**	151	**473**	231
Australasia				
Newsprint	**137**	151	**563**	291
Pulp	**-5**	134	**162**	290
Shipping	**-**	-7	**-**	-5
Eliminations	**-**	-13	**-**	-31
Total Australasia	**132**	265	**725**	545
Asia				
Newsprint	**154**	155	**616**	526
Other activities				
Pulp	**19**	8	**98**	372
Other/Eliminations	**-**	-	**-**	-
Total other activities	**19**	8	**98**	372
Staff/Eliminations	**-111**	-130	**-392**	-258
Total Group	**892**	1 480	**5 096**	4 211

NORSKE SKOGINDUSTRIER ASA

Production by Product/Area

(1,000 tonnes)	**Oct-Dec 01**	Oct-Dec 00	**Jan-Dec 01**	2000
Europe				
Newsprint	**399**	455	**1 770**	1 769
Magazine paper	**210**	227	**847**	894
Nord America				
Newsprint	**-**	244	**559**	392
Pulp	**-**	223	**526**	376
South America				
Newsprint	**69**	90	**314**	170
Australasia				
Newsprint	**199**	206	**817**	358
Pulp	**-**	63	**90**	115
Asia				
Newsprint	**141**	120	**468**	481
Other activities				
Newsprint	**-**	5	**11**	15
Pulp	**-**	-	**-**	250
Norske Skog Total:				
Total Newsprint	**808**	1 120	**3 939**	3 186
Total Magazine paper	**210**	227	**847**	894
Total printing paper	**1 018**	1 347	**4 786**	4 080
Total Pulp	**-**	286	**616**	741

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	**4Q01**	3Q01	2Q01	1Q01	4Q00	3Q00	2Q00	1Q00	4Q99	3Q99
Operating revenue	**6 618**	6 940	8 163	8 633	9 947	7 489	4 783	4 416	4 982	4 392
Operating earnings before depreciation	**1 731**	2 021	2 130	2 537	2 364	1 915	1 217	1 103	972	950
Depreciation and amortisation	**839**	773	854	857	884	734	377	393	403	427
Operating earnings before depreciation	**892**	1 248	1 276	1 680	1 480	1 181	840	710	569	523
Earnings before taxation	**748**	923	869	1 354	836	901	865	419	385	295
Net earnings	**532**	628	536	798	554	498	613	293	255	219

Quarterly comparison

NOK million	**4Q01**	3Q01	2Q01	1Q01	4Q00	3Q00	2Q00	1Q00	4Q99	3Q99
Operating Revenue										
Europe	**3 711**	3 428	3 643	3 437	3 651	3 314	3 307	2 957	3 553	3 002
North America	**0**	1 154	1 930	2 371	2 558	1 599	0	0	0	0
South America	**557**	421	487	474	574	397	64	0	0	0
Australasia	**1 074**	1 062	1 096	1 241	1 588	1 213	0	0	0	0
Asia	**759**	561	519	595	719	596	691	566	532	473
Non-core	**564**	487	585	683	893	788	911	1 289	1 219	944
Staff/Eliminations	**-47**	-173	-97	-168	-36	-418	-190	-396	-322	-27
Total Operating Revenue	**6 618**	6 940	8 163	8 633	9 947	7 489	4 783	4 416	4 982	4 392
Operating earnings before Depreciation										
Europe	**900**	1 186	1 228	1 141	997	807	806	811	717	741
North America	**0**	133	148	506	537	300	0	0	0	0
South America	**230**	175	209	211	238	159	-1	0	0	0
Australasia	**309**	351	340	454	474	423	0	0	0	0
Asia	**248**	190	202	229	206	183	182	153	109	117
Other activities	**34**	30	56	46	23	-18	302	177	157	112
Staff/Eliminations	**10**	-44	-53	-50	-111	61	-72	-38	-11	-20
Total Operating earnings before Depr.	**1 731**	2 021	2 130	2 537	2 364	1 915	1 217	1 103	972	950
Operating earnings										
Europe	**562**	902	932	851	693	540	512	521	441	438
North America	**0**	26	-31	334	338	191	0	0	0	0
South America	**136**	90	122	125	151	81	-1	0	0	0
Australasia	**132**	180	158	255	265	280	0	0	0	0
Asia	**154**	126	153	183	155	135	129	107	69	79
Other activities	**19**	15	38	26	8	-24	259	129	92	37
Staff/Eliminations	**-111**	-91	-96	-94	-130	-22	-59	-47	-33	-31
Total Operating earnings	**892**	1 248	1 276	1 680	1 480	1 181	840	710	569	523

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Dec 01	2000	1999
Net operating margin %	1	**16,6**	15,8	11,8
Gross operating margin %	2	**27,7**	24,8	21,1
Equity ratio %	3	**34,7**	36,5	47,1
Equity ratio excl. minority interests%	4	**34,3**	23,7	46,4
Net interest bearing debt		**22 820**	20 535	7 618
Net debt/Equity		**1,17**	0,92	0,65
Net debt/Equity excl. minority interests	5	**1,18**	1,42	0,66
Earnings pr. share after taxes		**20,68**	22,34	14,01
Earning pr. share - fully diluted *)	6	**20,68**	22,34	14,01
Cash flow per share after taxes		**58,47**	56,15	23,29
Cash flow per share - fully diluted *)		**58,47**	56,15	23,29

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings pr. share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Statement of cash flow

NOK millon	Jan-Dec 01	2000	1999
Cash flow from operating activities			
Cash generated from operations	**31 165**	26 386	17 622
Cash used in operations	**-22 141**	-19 620	-14 487
Cash from net financial items	**-1 435**	-1 428	-633
Taxes paid	**-537**	-416	-340
Net cash flow from operating activities	**7 052**	4 922	2 162
Cash flow from investment activities			
Investments in operational fixed assets	**-1 225**	-1 351	-1 701
Sales of operational fixed assets	**26**	69	237
Other investments	**286**	-299	-
Dividend received 1)	**4 372**	-	-
Net cash from sold shares in subsidiaries 2)	**3 075**	1 534	285
Net cash used for acquisition of companies 3)	**-11 113**	-18 644	-698
Net cash flow from investment activities	**-4 579**	-18 691	-1 877
Cash flow from financial activities			
Net change in long-term liabilities	**-3 420**	20 739	-1 680
Net change in short-term liabilities	**749**	-165	200
Dividend paid	**-671**	-554	-314
New equity	**3 327**	1 463	-
Net cash flow from financial activities	**-15**	21 483	-1 794
Translation difference	**44**	111	-
Total change in liquid assets 4)	**2 502**	7 825	-1 509

1) Dividend received is from Norske Skog Canada Ltd.

2) Net cash from sold shares in subsidiaries consiss of the sale of Mackenzie Pulp and Tasman Pulp and the sale of shipping activities in Australasia and Norway.

3) Net cash used for the acquisition of companies consists of increased ownership in Pan Asia Paper Co and in Pisa Papel de Imprensa SA.

4) Total change in liquid assets has been adjusted for the deconsolidation of Norske Skog Canada Ltd. as at August 28th2001. The liquid assets in the company at the time of consolidation was 6,9 billion NOK.

NORSKE SKOGINDUSTRIER ASA
Pro forma profit and loss account

NOK mill.	**Oct-Dec 01**	Oct-Dec 00	**Jan-Dec 01**	2000
Operating revenue	**7 328**	8 578	**28 634**	30 808
Operating expenses	**-5 371**	-6 563	**-20 048**	-23 356
Operating earnings before depreciation	**1 957**	2 015	**8 586**	7 452
Depreciation and amortisation	**-934**	-837	**-3 475**	-3 395
Operating earnings	**1 023**	1 178	**5 111**	4 057
Earnings from affiliated companies	**-29**	129	**136**	262
Financial items	**-410**	-890	**-2 010**	-3 051
Other items	**205**	-34	**158**	-63
Earnings before taxation	**789**	383	**3 395**	1 205
Taxation	**-232**	-53	**-1 073**	-264
Earnings before minorities	**557**	330	**2 322**	941
The minority interest	**4**	-6	**-35**	-23
Net earnings	**561**	324	**2 287**	918
Earnings per share	4,25	2,98	18,96	8,99
Earnings per share, fully diluted	4,25	2,98	18,96	8,99

Basis for the composition of pro forma figures

Due to the significant structural changes in the Group the last two years pro forma financial figures have been made. The figures give effect to the following transactions as though they occurred on January 1, 2000:

* Acquisition of Fletcher Challenge Paper
* Sale of the two Norwegian pulp mills Tofte and Folla
* Sale of the pulp mill Tasman Pulp, New Zealand
* Restructuring of Norske Skog Canada Ltd., including acquisition of Pacifica Papers, sale of Mackenzie Pulp and distribution of extraordinary dividend. Norske Skog Canada Ltd. is included as affiliated company in the pro forma figures with a share of ownership of 36%
* Acquisition of minority interests in PISA, Brasil
* Increased share of ownership in Pan Asia Paper till 50%
* Acquisition of Walsum, Germany and Parenco, Netherlands

When calculating the interest costs related to acquisitions, the average interest rate for the Group at the relevant periods is used. Divestments and dividends received have given basis for interest income calculated in the same manner. Depreciation on excess values is based on a depreciation period on 15 years for fixed assets and 20 years for goodwill. Tax cost is calculated based on a tax rate of 28% or the tax rate in the relevant countries.

Norske Skog 1/02 Preliminary Report 2001

PLUS



High margins and satisfactory cash flow

Operating earnings exceeds NOK 5 billion, with weaker markets in all regions

Financial restructuring yields positive results

Global experience increases value creation

Norske Skog

Norske Skog achieved a record profit in 2001, in gradually weakening markets. The company sharpened its focus on its core area, improved its product range and firmed up the Group's global position as a leading supplier of publication paper. Restructuring freed up capital, eliminated most minority interests and trimmed the balance sheet. Profit per share rose to NOK 20.68 per share (NOK 19.17). [1]

Record result in weaker markets

OPERATING EARNINGS PER QUARTER 1998-2001
NOK mill.


2,000
1,500
1,000
500
0
1/98
2/98
3/98
4/98
1/99
2/99
3/99
4/99
1/00
2/00
3/00
4/00
1/01
2/01
3/01
4/01

NET OPERATING MARGIN PER QUARTER 1998-2001
%


20
15
10
5
0
1/98
2/98
3/98
4/98
1/99
2/99
3/99
4/99
1/00
2/00
3/00
4/00
1/01
2/01
3/01
4/01

During 2001 demand for publication paper grew weaker throughout the whole world. Markets weakened further in the fourth quarter, and Norske Skog will have a considerably lower result in 2002 than in 2001. It is already clear that lower demand will result in a reduction in capacity utilisation.

Profits and sales

Norske Skog's operating revenue in 2001 was NOK 30,354 million (NOK 26,635 million). Operating earnings were NOK 5,096 million, (NOK 4,211 million). Gross operating margin was 27.7% (24.8%), which is amongst the best in the industry and the highest result Norske Skog has ever achieved. The improvement reflects continued good demand in Europe, synergy gains and the effects of restructuring.

Lower consumption in all regions

Reduced demand required a reduction in production of 297,000 tonnes at Norske Skog's publication paper mills. The partly -owned companies in Asia and Canada also reduced production, due to weak markets. A reduction in production during 2002 may also be required due to the current downward trend in demand.

Weakening in the fourth quarter

The weakening markets in 2001 continued into the latter part of the year. The fourth quarter saw further weakening of the market, particularly in Europe, where demand declined for newsprint and magazine paper. Consequently, Norske Skog's operating earnings for the fourth quarter were NOK 892 million, compared to NOK 1,248 million in the third quarter of 2001 and NOK 1,480 million in the fourth quarter of 2000.

Pre-tax earnings for 2001 were NOK 3,894 million (NOK 3,021 million).

Dividend per share NOK 6.00

Earnings per share was NOK 20.68 (NOK 19.17). Net cash flow from operations was NOK 7,052 million (NOK 4,922 million), corresponding to NOK 58.47 per share (NOK 48.18). The Board has proposed a dividend of NOK 6.00 per share (NOK 6.00).

Gains from the sale of activities are included in the year's operating earnings to the value of NOK 201 million (NOK 0 million) and also in other items to the value of NOK 158 million (NOK 170 million).

The two publication paper mills Walsum and Parenco have been incorporated in the Group accounts from December 1, 2001, with operating earnings of NOK 26 million. Pan Asia is incorporated in the Group accounts according to the proportional consolidation method, with an ownership percentage of 50% from August 16, in comparison to the 33% share ownership held previously. Norske Skog Canada Ltd. (NorskeCanada) was – up to August 27, 2001 – consolidated in the Group accounts. From August 28, 2001 the 36% share ownership in NorskeCanada was included in the accounts as an affiliated company.

The contribution from NorskeCanada and Malaysian Newsprint Industries was a loss of NOK 9 million.

[1] Historical figures per share have been restated after the split of shares in March 2001 and have been changed due to the share issue when merging the share classes.

Cover: Norske Skog has gained a solid position in the international credit market, and in the turbulent stock exchange year 2001 its shares increased its value by 13%.

Profit and loss account

NOK mill.	Oct-Dec 01	Oct-Dec 00	2001	2000
Operating revenue	6,618	9,947	30,354	26,635
Operating expenses	-4,887	-7,583	-21,935	-20,036
Operating earnings before depreciation	1,731	2,364	8,419	6,599
Depreciation and amortisation	-839	-884	-3,323	-2,388
Operating earnings	892	1,480	5,096	4,211
Earnings from affiliated companies	-21	10	16	34
Financial items	-328	-620	-1,376	-1,394
Other items	205	-34	158	170
Earnings before taxation	748	836	3,894	3,021
Taxation	-220	-172	-1,234	-837
Earnings before minorities	528	664	2,660	2,184
Minority interest	4	-110	-166	-226
Net earnings	532	554	2,494	1,958
Earnings per share [1]	4.03	5.10	20.68	19.17
Earnings per share fully diluted [1]	4.03	5.10	20.68	19.17

[1] Historical figures per share have been restated after the split of shares in March 2001 and have been changed due to the share issue when merging the share classes.

Statement of cash flow

NOK mill.	2001	2000	1999
Cash flow from operating activities			
Cash generated from operations	31,165	26,386	17,622
Cash used in operations	-22,141	-19,620	-14,487
Cash from net financial items	-1,435	-1,428	-633
Taxes paid	-537	-416	-340
Net cash flow from operating activities	7,052	4,922	2,162
Cash flow from investment activities			
Investments in operational fixed assets	-1,225	-1,351	-1,701
Sales of operational fixed assets	26	69	237
Other investments	286	-299	-
Dividend received [1]	4,372	-	-
Net cash from sold shares and activities [2]	3,075	1,534	285
Net cash used for acquisition of companies [3]	-11,113	-18,644	-698
Net cash flow from investment activities	-4,579	-18,691	-1,877
Cash flow from financial activities			
Net change in long-term liabilities	-3,420	20,739	-1,680
Net change in short-term liabilities	749	-165	200
Dividend paid	-671	-554	-314
New equity	3,327	1,463	-
Net cash flow from financial activities	-15	21,483	-1,794
Translation difference	44	111	-
Total change in liquid assets [4]	2,502	7,825	-1,509

[1] Dividend received is from Norske Skog Canada Ltd.

[2] Consist of sale of Mackenzie Pulp and Tasman Pulp, sale of shipping activities in Australasia and Norway, sale of the headquarter building and forests in Brazil.

[3] Consist of increased ownership in Pan Asia Paper Co, increased ownership in Pisa Papel de Imprensa SA and acquisition of Walsum and Parenco.

[4] Total change in liquid assets has been adjusted for the deconsolidation of Norske Skog Canada Ltd., per August 28, 2001. The Liquid assets in the company at the time of deconsolidation was NOK 6.9 billion. The amount has been adjusted against the opening cash-balance.

Balance sheet

NOK mill.	31.12.01	31.12.00	31.12.99
Intangible fixed assets	4,549	3,430	354
Operational fixed assets	36,889	38,049	18,072
Long-term receivables and affiliated companies	3,979	2,238	402
Fixed assets	45,417	43,717	18,828
Inventory	2,172	2,967	1,906
Receivables	4,525	5,915	3,377
Short term investments	1,769	7,417	257
Liquid assets	2,389	1,211	546
Current assets	10,855	17,510	6,086
Total assets	56,272	61,227	24,914
Paid in equity	8,404	5,077	3,613
Retained earnings	10,917	9,413	7,946
Shareholders' equity	19,321	14,490	11,559
Minority interests	205	7,861	168
Deferred taxes	3,174	2,012	567
Interest-free long-term liabilities and other obligations	1,003	1,085	552
Interest bearing long-term liabilities	25,811	28,809	7,902
Interest free current liabilities	5,591	6,615	3,646
Interest bearing current liabilities	1,167	355	520
Total liabilities and shareholders' equity	56,272	61,227	24,914

Financial key figures

	Definitions	2001	2000	1999
Net operating margin %	1	16.8	15.8	11.8
Gross operating margin %	2	27.7	24.8	21.1
Equity ratio %	3	34.7	36.5	47.1
Equity ratio excl.minority interests %	4	34.3	23.7	46.4
Net interest bearing debt		22,820	20,535	7,618
Net interest bearing debt/Equity		1.17	0.92	0.65
Net interest bearing debt/Equity excl. minority interests		1.18	1.42	0.66
Earnings per share after taxes	5	20.68	19.17	14.01
Earnings per share – fully diluted *)		20.68	19.17	14.01
Cash flow per share after taxes	6	58.47	48.18	23.29
Cash flow per share – fully diluted *)		58.47	48.18	23.29

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = Operating earnings before depreciation : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Financial

Industrial restructuring and a strong cash flow have put Norske Skog in a sound financial position, after rapid and extensive expansion during 2000/2001. Total assets was reduced from NOK 61,227 million to NOK 56,272 million, and equity capital excluding minority interests increased from NOK 14,490 million to NOK 19,321 million. Equity ratio excluding minority interests rose from 23.7% to 34.3%. The Group has unutilised drawing rights of NOK 4,866 million.

The Group's strong cash flow from operations gives it the strength to manage in weaker markets at the start of 2002. Restructuring and new growth contributed to Norske Skog's position as a leading global supplier of publication paper.

Strategic investments NOK 12 billion
The purchase of two publication paper mills in Europe, and the increased ownership in Pan Asia and in PISA, Brazil, were financed by an equity capital issue, cash flow from operations, sales of activities and a bond loan issue in the US. Strategic investments in 2001 amounted to NOK 12,000 million. Investments in plant was NOK 1,225 million in 2001, representing 36.9% of ordinary depreciation.

Activities outside the Group's core area valued at NOK 3,800 million were divested.

Net interest-bearing debt stood at NOK 22,820 million as at December 31, 2001. Thus providing a ratio of net interest -bearing debt/equity capital of 1.18, while the corresponding figure as at December 31, 2000 was 1.42. Loan amortisation payments during 2001 were NOK 3,288 million. Norske Skog has secured a favourable amortisation profile on the Group's long-term debt.

Satisfactory value appreciation for Norske Skog shares
Norske Skog shares have achieved an increase in value, including dividend, of 13.3% in 2001. During the same period, the Oslo Stock Exchange overall index declined by 18.6%. The change in share structure through the amalgamation of the A and B share classes led to improved liquidity and significantly increased turnover. Measured against a reference group of indices and companies, Norske Skog shares yielded a return of 18.3 percentage points during the two years to December 31, 2001.

Strategic

Norske Skog carried out a number of structural changes during the year. Tasman Pulp, New Zealand, and the pulp mill – Mackenzie, in Canada – were transferred to new owners on April 30 and June 15, respectively. Therefore Norske Skog is no longer directly involved in the production and sale of market pulp.
The deconsolidation of NorskeCanada on

August 27 reduced minority interests in Norske Skog's Group accounts by NOK 7,057 million. At the same time, NorskeCanada acquired Pacifica Papers and became the third largest publication paper company in North America. The financial restructuring of NorskeCanada included an extraordinary payment to shareholders. Of this payment NOK 4,372 million was distributed to Norske Skog.

A fair value adjustment has been made to the acquisition price of Fletcher Paper. This has resulted in an increase in the value of acquired goodwill by NOK 1,100 million, and depreciation of the latter as from July 28, 2000 by NOK 74 million, is included in the fourth quarter.

Stronger in South America and Asia
During 2001, Norske Skog increased its stake in the PISA newsprint mill, Brazil, to almost 100%, providing the basis for establishing a regional organisation in South America. The South American operation is responsible for sales from Norske Skog's three mills. It also manages the sale of products from the Group's own and partly-owned companies in Europe and North America to the South American region.

In the spring of 2001, Hansol offered its two partners in Pan Asia Paper Company, Norske Skog and Abitibi Consolidated, the opportunity to acquire its 33% stake. The acquisition occurred on August 16, resulting in a share ownership of 50% for both Norske Skog and Abitibi Consolidated. Pan Asia has developed very well since its establishment in 1999. In 2001, it achieved satisfactory results. Pan Asia is the largest newsprint supplier in Asia, outside Japan, with four mills in China, South Korea and Thailand.

More magazine paper in Europe
On November 30, 2001, Norske Skog took over the two publication paper mills Walsum, in Germany, and Parenco, in the Netherlands, previously owned by the German firm Haindl. The acquisition gives Norske Skog additional capacity of 880,000 tonnes of publication paper – primarily magazine paper – and an associated customer base. The total value of the transaction was NOK 8,500 million. This corresponds to USD 1,080 per tonne of capacity – significantly under the average for comparable transactions. Walsum and Parenco complement the Group's activity in Europe, in terms of both capacity and geography, and they provide a product range closer to market demand.

Comprehensive disposals of activities
The Group's majority stakes in the shipping companies Tasman Orient Line, New Zealand, and Nornews ANS, Norway, were transferred to new owners in 2001. Norske Skog's shareholding in Moelven Industrier ASA, corresponding to a 22% ownership stake, was sold, and the Company's interest in Industrikraft Midt-Norge was reduced from 30% to 10%. The special paper mill Union Geithus has been divested in to a new company in which Norske Skog has 45% ownership.

Toward the end of 2001 agreements were finalised with regard to the sale of forest properties in south Norway, Sweden and Brazil. The sales represent nearly 100,000 hectares of productive forest. It proved difficult to secure a satisfactory price for the Group's forest properties in mid-Norway, and that sale has consequently been shelved.

The structural changes carried out during 2001 has resulted in Norske Skog virtually becoming 100% focused on publication paper.

Operations

Publication paper markets in 2001 were affected by steadily weakening economic trends in all regions. This was most apparent in North America and more recently in Europe. Newsprint capacity growth in both 2002 and 2003 will be about 1%. The increase will come primarily in Asia, while a net reduction of newsprint capacity is foreseen in North America. Magazine paper capacity increases will be larger, particularly for coated (LWC) paper in Europe and north America.

Parts of the business were not included in the consolidated accounts until July 28, 2000.

Good demand in Europe
Higher prices and positive demand contributed to Region Europe's operating revenue of NOK 14,219 million and operating earnings of NOK 3,247 million. Gross operating margin was 31.3% (25.9%). Weaker demand for newsprint in overseas markets, and during the year in the European market as well, required short production stoppages. Annual contracts covering newsprint deliveries to Western Europe kept prices stable throughout the year. Negotiations with European customers regarding newsprint deliveries in 2002 are expected to result in lower prices. Newsprint capacity in Western Europe will decline slightly in 2002.

Uncoated (SC) magazine paper deliveries were maintained at the same high level as in 2000, and price levels remained stable. Lower demand and new capacity created pressure on prices for coated (LWC) magazine paper.

Price decline in South America
Declining demand and lower newsprint prices contributed to operating earnings of NOK 473 million for Region South America, from operating revenue totalling NOK 1,939 million. Gross operating margin was 42.5% (38.3%). Demand weakened as early as in the first quarter, and world economic trends reinforced this trend during the year. Lower local costs and efficiency drives at the mills helped to maintain a very satisfactory operating margin.

Stable in Australasia
Activity in Australasia was relatively stable in 2001. Region Australasia reported operating revenue of NOK 4,473 million and operating earnings of NOK 725 million. Gross operating margin was 32.5% (32.0%). Newsprint consumption in the region declined, and deliveries to Asia also fell. In accordance with ten-year contracts – which cover two thirds of deliveries from the Group's mills in the region – newsprint prices increased by 7% from July 1.

Good results at Pan Asia
Norske Skog's interests in Asia consists of a 50% share ownership in Pan Asia Paper Company and 34% in Malaysian Newsprint Industries. Despite the decline in markets, Norske Skog's interests in Asia yielded good results. Pan Asia is included in Norske Skog's group accounts according to the proportional consolidation method, with operating earnings of NOK 616 million. In South Korea and China, where Pan Asia sells two thirds of its production, the market conditions were relatively stable. Lower prices for recycled fibre and energy, combined with efficient operation, reduced costs in 2001.

Weak in North America
Norske Skog's interests in North America include share ownership of 36% in Norske Skog Canada Ltd. (NorskeCanada). Up to August 27, 2001, the company was consolidated in Norske Skog's group accounts. From this date NorskeCanada is reported as an affiliated company, with a loss of NOK 21 million.

As early as the first quarter, the North American newsprint market grew markedly weaker. Over the year as a whole, newsprint consumption in the US declined by over 10%, when compared to 2000. North American exports of newsprint to overseas markets in Latin America and Asia also fell. In North America prices are negotiated quarterly, and in 2001 the price dropped from USD 590 per tonne to 500-510 per tonne.

Lower result in 2002
At the beginning of 2002 the world economy is relatively slow, although there is some signs of improvement in some regions. Norske Skog expects a considerably lower result in the first half of 2002 than in the second half of 2001, primarily due to low prices and volumes in the European publication paper market.

Due to its global position, Norske Skog will benefit from an improved world economy, when it arises. However, for the year 2002 as a whole, Norske Skog expects a considerably lower result than in 2001.

Lysaker, February 6, 2002

The Board of Norske Skogindustrier ASA

REVENUE AND PROFIT PER AREA

Operating revenue

NOK mill.	Oct-Dec 01	Oct-Dec 00	2001	2000
Europe				
Newsprint	2,216	2,202	8,850	7,905
Magazine paper	1,495	1,449	5,369	5,324
Total Europe	3,711	3,651	14,219	13,229
North America [1] [2]				
Newsprint	-	1,491	3,323	2,371
Pulp [3]	-	1,190	2,434	1,981
Eliminations	-	-123	-302	-195
Total North America	-	2,558	5,455	4,157
South America [1]				
Newsprint	518	543	1,784	986
Forests	42	37	171	57
Eliminations	-3	-6	-16	-8
Total South America	557	574	1,939	1,035
Australasia [1]				
Newsprint	1,075	1,026	4,110	1,817
Pulp [4]	-	363	458	676
Shipping	-	246	-	404
Eliminations	-1	-47	-95	-96
Total Australasia	1,074	1,588	4,473	2,801
Asia				
Newsprint	759	719	2,434	2,572
Other activities [5]				
Other industry Norway	182	244	930	2,200
Other revenues	382	649	1,389	1,681
Total Other activities	564	893	2,319	3,881
Staff/Eliminations	-47	-36	-485	-1,040
Total Group	6,618	9,947	30,354	26,635

[1] Fletcher Challenge Paper is consolidated as of July 28, 2000. The activities in the regions North America and Australasia are in total coming from this acquisition, as with the main share of the activities in South America.

[2] Norske Skog share of ownership in Norske Skog Canada Ltd., in total comprising region North America, is reduced from 50.8% to 36% as a result of Norske Skog Canada Ltd. acquiring Pacifica Papers August 28. Norske Skog Canada Ltd. is treated as affiliated company from the same date, and is no longer included in operating revenue and operating earnings.

[3] Mackenzie Pulp was sold June 15, 2001.

[4] Tasman Pulp was sold April 30, 2001.

[5] Other Industry Norway includes particleboards, Scandinavian forests, historical figures for Norwegian Fibre and some other minor activities. Other revenues include revenues from non-manufactured paper from Pan Asia and revenues from wood and energy sold to external parties from European activities.

Operating earnings before depreciation

NOK mill.	*Oct-Dec 01*	*Oct-Dec 00*	*2001*	*2000*
Europe				
Newsprint	614	585	3,022	1,969
Magazine paper	286	412	1,433	1,452
Total Europe	900	997	4,455	3,421
North America				
Newsprint	-	291	649	416
Pulp	-	244	133	419
Eliminations	-	2	5	2
Total North America	-	537	787	837
South America				
Newsprint	214	217	744	365
Forests	16	21	81	31
Eliminations	-	-	-	-
Total South America	230	238	825	396
Australasia				
Newsprint	313	311	1,250	551
Pulp	-4	167	204	348
Shipping	-	-4	-	-2
Eliminations	-	-	-	-
Total Australasia	309	474	1,454	897
Asia				
Newsprint	248	206	869	724
Other activities				
Other industry Norway	34	23	166	484
Other revenues	-	-	-	-
Total Other activities	34	23	166	484
	10	-111	-137	-160
	1,731	2,364	8,419	6,599

Operating earnings

NOK mill.	*Oct-Dec 01*	*Oct-Dec 00*	*2001*	*2000*
Europe				
Newsprint	417	381	2,271	1,243
Magazine paper	145	312	976	1,023
Total Europe	562	693	3,247	2,266
North America				
Newsprint	-	172	367	223
Pulp	-	164	-43	304
Eliminations	-	2	5	2
Total North America	-	338	329	529
South America				
Newsprint	128	142	432	220
Forests	8	9	41	11
Eliminations	-	-	-	-
Total South America	136	151	473	231
Australasia				
Newsprint	137	151	563	291
Pulp	-5	134	162	290
Shipping	-	-7	-	-5
Eliminations	-	-13	-	-31
Total Australasia	132	265	725	545
Asia				
Newsprint	154	155	616	526
Other activities				
Other industry Norway	19	8	98	372
Other revenues	-	-	-	-
Total Other activities	19	8	98	372
Staff/Eliminations	-111	-130	-392	-258
Total Group	892	1,480	5,096	4,211

Production by product/area

1,000 tonnes	Oct-Dec 01	Oct-Dec 00	2001	2000
Europe				
Newsprint	399	455	1,770	1,769
Magazine paper	210	227	847	894
North America				
Newsprint	-	244	559	392
Pulp	-	223	526	376
South America				
Newsprint	69	90	314	170
Australasia				
Newsprint	199	206	817	358
Pulp	-	63	90	115
Asia				
Newsprint	141	120	468	481
Other activities				
Newsprint	-	5	11	16
Pulp	-	-	-	250
Norske Skog total				
Total newsprint	808	1,120	3,939	3,186
Total magazine paper	210	227	847	894
Total printing paper	1,018	1,347	4,786	4,080
Total pulp	-	286	616	741

Quarterly comparison consolidated accounts

NOK mill.	4th Q 01	3rd Q 01	2nd Q 01	1st Q 01	4th Q 00	3rd Q 00	2nd Q 00	1st Q 00	4th Q 99
Operating revenue	6,618	6,940	8,163	8,633	9,947	7,489	4,783	4,416	4,982
Oper. earnings before depreciation	1,731	2,021	2,130	2,537	2,364	1,915	1,217	1,103	972
Depreciation and amortisation	839	773	854	857	884	734	377	393	403
Operating earnings	892	1,248	1,276	1,680	1,480	1,181	840	710	569
Earnings before taxation	748	923	869	1,354	836	901	865	419	385
Net earnings	532	628	536	798	554	498	613	293	255

Quarterly comparison areas

NOK mill.	4th Q 01	3rd Q 01	2nd Q 01	1st Q 01	4th Q 00	3rd Q 00	2nd Q 00	1st Q 00	4th Q 99
Operating revenue									
Europe	3,711	3,428	3,643	3,437	3,651	3,314	3,307	2,957	3,553
North America	-	1,154	1,930	2,371	2,558	1,599	-	-	-
South America	557	421	487	474	574	397	64	-	-
Australasia	1,074	1,062	1,096	1,241	1,588	1,213	-	-	-
Asia	759	561	519	595	719	596	691	566	532
Other activities	564	487	585	683	893	788	911	1,289	1,219
Staff/Eliminations	-47	-173	-97	-168	-36	-418	-190	-396	-322
Total Operating revenue	6,618	6,940	8,163	8,633	9,947	7,489	4,783	4,416	4,982
Oper. earnings before depreciation									
Europe	900	1,186	1,228	1,141	997	807	806	811	717
North America	-	133	148	506	537	300	-	-	-
South America	230	175	209	211	238	159	-1	-	-
Australasia	309	351	340	454	474	423	-	-	-
Asia	248	190	202	229	206	183	182	153	109
Other activities	34	30	56	46	23	-18	302	177	157
Staff/Eliminations	10	-44	-53	-50	-111	61	-72	-38	-11
Total Oper. earnings before deprec.	1,731	2,021	2,130	2,537	2,364	1,915	1,217	1,103	972
Operating earnings									
Europe	562	902	932	851	693	540	512	521	441
North America	-	26	-31	334	338	191	-	-	-
South America	136	90	122	125	151	81	-1	-	-
Australasia	132	180	158	255	265	280	-	-	-
Asia	154	126	153	183	155	135	129	107	69
Other activities	19	15	38	26	8	-24	259	129	92
Staff/Eliminations	-111	-91	-96	-94	-130	-22	-59	-47	-33
Total Operating earnings	892	1,248	1,276	1,680	1,480	1,181	840	710	569

Pro forma profit and loss account

NOK mill.	Oct-Dec 01	Oct-Dec 00	2001	2000
Operating revenue	7,328	8,578	28,634	30,808
Operating expenses	-5,371	-6,563	-20,048	-23,356
Operating earnings before depreciation	1,957	2,015	8,586	7,452
Depreciation and amortisation	-934	-837	-3,475	-3,395
Operating earnings	1,023	1,178	5,111	4,057
Earnings from affiliated companies	-29	129	136	262
Financial items	-410	-890	-2,010	-3,051
Other items	205	-34	158	-63
Earnings before taxation	789	383	3,395	1,205
Taxation	-232	-53	-1,073	-264
Earnings before minorities	557	330	2,322	941
The minority interest	4	-6	-35	-23
Net earnings	561	324	2,287	918
Earnings per share	4.25	2.98	18.96	8.99
Earning per share fully diluted	4.25	2.98	18.96	8.99

Basis for the composition of pro forma figures

Due to the significant structural changes in the Group the last two years pro forma financial figures have been made. The figures give effect to the following transactions as though they occurred on January 1, 2000:

- Acquisition of Fletcher Challenge Paper
- Sale of the two Norwegian pulp mills Tofte and Folla
- Sale of the pulp mill Tasman Pulp, New Zealand
- Restructuring of Norske Skog Canada Ltd., including the acquisition of Pacifica Papers, sale of Mackenzie Pulp and distribution of extraordinary dividend. Norske Skog Canada Ltd. is included as affiliated company in the pro forma figures with a share of 'ownership of 36%
- Acquisition of minority interests in PISA, Brazil
- Increased share of ownership in Pan Asia Paper till 50%
- Acquisition of Walsum, Germany and Parenco, Netherlands

When calculating the interest costs related to acquisitions, the average interest rate for the Group at the relevant periods is used. Divestments and dividends received have given basis for interest income calculated in the same manner. Depreciation on excess values is based on a depreciation period on 15 years for fixed assets and 20 years for goodwill. Tax cost is calculated based on a tax rate of 28% or the tax rate in the relevant countries.

THE EXTENSIVE ACQUISITIONS AND DIVESTMENTS, and considerable growth over the last few years have hardly affected Norske Skog's underlying financial strength. It still looks a picture of health!


Healthy finances even after two years of strong expansion

Jan Kildal, Senior Vice President and CFO, and his staff have faced considerable challenges in the past two years. Their achievements include the procurement of a total of NOK 40 billion in acquisition financing in the form of short term credit facilities, that later have been refinanced with long term capital. The company has carried out considerable financial transactions in the international capital markets in 2001. Equity capital was raised through an international issue and an international bond issue was launched in the US-market.

Fletcher the testing stone

The acquisition of Fletcher Challenge Paper in the spring of 2000 was the principle test. This was when Norske Skog was going to prove that it had the operative resources necessary to advance from being a European producer to becoming a global player in the international pulp and paper market. It was also important to prove that Norske Skog held the financial expertise required in an international company facing its greatest challenge: The challenge being the acquisition of a company almost as large as itself. The Group managed in a very short time to establish a line of credit of NOK 27 billion for financing the acqusition of Fletcher. The funding was carried out on step by step basis. The first was to secure short-term funding in the bank market. This was achieved through a bridge facility provided by seven of Norske Skog's closest relationship banks. The fact that a single bank was also willing, if needed, to provide the entire short-term financing, proves that Norske Skog's position in the bank market is rock solid. At the same time, a number of Norwegian institutional investors were approached and NOK 1.5 billion in new

HEALTHY FINANCES: Anne Breive and Marius Stormoen and their colleagues in Norske Skog's Group Treasury department are doing a great job to ensure that the company comes out with a sound and healthy capital structure, after two years strong growth. (Photo: Sonja Evang)

equity capital was raised in a private placement issue. This was necessary to ensure that the company's capital structure was within justifiable limits. Considerable efforts were also made to establish more long-term funding to replace the short-term credit facilities.

Two key players in Norske Skog's financial operations are Anne Breive, Vice President Corporate Funding and Group Treasury Controlling and Marius Stormoen, Manager Corporate Funding. Anne and Marius said that it became clear quite early in the process that Norske Skog was going to need an international credit ratings to approach the international debt capital markets. This was primarily in long-dated bonds. This work commenced in the early stages of the Fletcher process.

New major acquisition in 2001

In the spring of 2001, Norske Skog was again facing a huge challenge. In this instance it was funding the acquisition of the two paper mills, Parenco and Walsum from the German Haindl group and increasing the ownership in Pan Asia Paper, about NOK 12 billion in negotiations in total. After the Fletcher acquisition in the previous year, the quota had been filled with the banks. Credit ratings from the large rating companies Standard & Poor's and Moody's are essential in the international bond market to achieve competitive terms. Norske Skog at the time had no such credit rating.

– It was important for us to start working to give the company a rating as early as possible, said Anne Breive.

A non-public rating was finalised in March 2001.This was some time before the company chose to go into the international bond market. Norske Skog preferred to wait due to the pending evaluation of the Walsum and Parenco mills. A new issue to strengthen equity capital before these acquisitions was therefore carried out in June 2001.

– This issue was very successful, said Anne Breive. We reached our target group, the institutional investors outside Norway. That the issue of NOK 3.22 billion was oversubscribed 2.5 times shows that Norske Skog has gained increased interest in the international capital market. After the acquisitions Norske Skog has reached a size that makes its shares attractive to large international investors.

Strong in a chaotic market

With an official credit rating from Standard & Poor's (BBB) and Moody's (Baa3), Norske Skog was ready to launch a long-term bond issue of USD 400 million in the US market in the Autumn of 2001. The transaction was oversubscribed five times in spite of the fact that the borrowing took place in the extremely turbulent financial market following the dramatic events in New York on September 11. Norske Skog chose to increase the loan to USD 600 million. This supports the solid position Norske Skog has gained in the international credit market. Considering that the Group has gone through two years of tremendous growth, it has emerged with a very sound capital structure. At the turn of the year the Group's gearing (net interest-bearing debt / equity) was 1.18. Moreover, the Group has a steady repayment schedule, with moderate refinancing requirements during the coming years.

Shares more liquid

Norske Skog shares have become far more liquid since the merger of the A and B classes in the spring of 2001, followed by the international share issue in June of the same year, says Jarle Langfjæran, head of investor relations.



Jarle Langfjæran: Trading in Norske Skog shares increased significantly in 2001.

At the same time as the A and B shares were merged into a single share class, they were split and their number doubled. Moreover, the original A shareholders were invited to subscribe to an additional 17 million new shares, with a par value of NOK 10.

In the international share issue in June, 23 million new shares were issued. The issue was implemented at market price. These two share issues increased the number of Norske Skog shares by about 40 million, to a total of 133 million shares.

Increasing the share's liquidity was an important motive for the two issues, but the main aim, naturally, was to achieve satisfactory financing of earlier acquisitions. According to Langfjæran, this has been the result. Trading in Norske Skog shares increased significantly in 2001. The company is often among the five to ten most traded on the Oslo Stock Exchange. This reflects both the increase in the number of Group's shares, and a rise in the proportion of these shares being traded.

Similarly, the proportion of foreign shareholders increased significantly in 2001, from about 25% at the start of the year to over 40% at the year's end. The Group's shareholders comprise a satisfactory mixture of long-term investors and investors who trade in its shares relatively frequently. This, too, strengthens the share's liquidity.

The underlying strength of the share is demonstrated by the fact that even in the turbulent stock exchange year 2001 it actually increased its value by 13.3%, including dividend, over the year as a whole, compared with the Oslo Stock Exchange overall index, which fell by about 18% during the same period.

NSOS, NORSKE SKOG'S OWN IMPROVEMENT PROGRAM, has given significant profit development in our European mills. Now it is the turn of the mills in the rest of the world.


No stone to be left unturned

NSOS stands for Norske Skog Operational Standard, which is – as far as we know – a unique program in the international pulp and paper industry. In short, this is a system based on operator involvement, management development and division of duties between operators and management as well as a general skills upgrading. The starting point for NSOS is the extensive benchmarking that is carried out continuously throughout the Group. Every mill is followed up carefully in many areas, such as efficiency, speeds, variable and fixed costs per tonne produced paper, the costs of energy and raw materials etc.

A lot has been achieved

Implementation of NSOS began in 1998. The program has gradually been introduced in all European mills, where significant improvements have been achieved, says Vice President Global Optimisation/Manufacturing Oddvar Sandvei.

'Our initial goal was an annual profit improvement of NOK 220 million in the "old" Norske Skog – the seven European mills. We have performed much better. Certainly, the results have varied from unit to unit, since neither starting point nor conditions are the same. All the same, every mill has shown great progress', states Sandvei

Let no stone be unturned: Torbjørn Storsve (left) and Oddvar Sandvei demonstrate – in a symbolic manner – Norske Skog's willingness to turn every stone in search of potential operational improvements through the unique NSOS-program. (Photo: Sonja Evang).



adding that some units have shown improvements of 10% and more within many areas. We must bear in mind that Norske Skog at all times has a series of on-going improvement programs. This makes it hard to quantify the results of NSOS exactly. NSOS is, however, an important tool to tie the various improvement programs together, both those initiated locally and in the region.

There is still room for improvement, since there is a considerable gap between the best and those with the largest potential. The results came impressively fast. This was made possible because NSOS was created in the mills, based on their experiences. This has formed the basis of a program that is accepted and adopted by not only the management but also by the operators at each mill.

Thus, NSOS has become a joint tool that makes it possible to exchange best practice between the mills, some of which are already among the best in the world.

Global improvements

The total Global improvement potential has been calculated to more than NOK 1000 million. In addition to this is the significant potential in the part-owned activities in NorskeCanada and Pan Asian Paper Company.

Following the good results in Europe, NSOS will now be implemented at the other mills and thus contribute to transforming the potential into real value. The program was introduced at the mills in Australasia and South America last autumn. Now, it is Canada's turn.

NSOS implementation begins with an introduction of the program to the management, the unions and the employees in each region and mill. The NSOS document is adapted to the individual mill. The work is carried out by globally composed teams. Local and regional NSOS representatives are appointed to take over the task of supporting and further developing the program in the region; this also encompasses exchange of best practice with other regions.

This is NSOS

NSOS describes the framework for the operation and maintenance of Norske Skog's mills and is developed on the basis of the best practice that is found in the mills. The program describes methods that transform Norske Skog's vision, goals, strategies and managerial principles into practical action.

A series of work process have been systematised and structured so they can be implemented in all Norske Skog's production units through a locally anchored process where the operator is directly involved and is also the main contributor to a successful result. NSOS has thus become the Group's most important tool for improvement tasks, while also ensuring employee learning and encouraging motivation in the efficiency work.

Technical knowledge networks

Special networks covering technical areas such at TMP production, bleaching, pigmentising etc. have also been established.

'We are now developing networks so that people in corresponding jobs can work systematically to exchange experience and discuss improvements, no matter where in the world they work', says Oddvar Sandvei.

A never-ending process

As a global group, Norske Skog has found it useful to base its NSOS-work on the so-called PDCA wheel. 'PDCA stands for Plan, Do, Check, and Act', says Senior Corporate Advisor Torbjørn Storsve, who developed the NSOS program initially.

'Improvements are a constant process. The PDCA is a work method well-known internationally that has made it easier to work on improvements in all regions and at all levels', says Storsve. This does not mean that we want all the mills to be identical. Instead NSOS will be used to boost the best aspects of each mill and support and strengthen existing company culture.

'We want to organise the work so that each employee can do his tasks as well as possible. This is best done through management training and employee involvement and development. Its the operators who must get the chance to exchange and develop the skills we have in order to succeed. NSOS is our most important tool to release this large potential. As a global player we have great benefits from gathering competence and best practice from the whole world', says Torbjørn Storsve, and goes on to say: 'Everything we do is based on Norske Skog's strategy, vision and core values as well as the management tools at our disposal. NSOS is the tool we use to turn these elements into practical use. The total means higher earnings for our shareholders.'



The NSOS team tour Norske Skog Tasman, New Zealand. Front row from left to right: Torbjørn Storsve, Senior Corporate Advisor, Global Optimisation, Elling Halseide, NSOS Europe Advisor/ Productivity, Gottfred Scheipl, Production Manager PM 3, Norske Skog Bruck, Bjørn Halland, Project Manager, Norske Skog Skogn. Back row from left to right: Stuart Milne, Global Optimisation Manufacturing (the remainder all from Norske Skog Tasman) Graham Street, NSOS Project Co-ordinator, Michael McNamara, Operations Manager, Les Vickery, Backtender PM 3, Joe Pryor, Machine Tender, PM 3.

Positive employees

NSOS is for the most part based on employee involvement. 'They find this a positive process', says Chief Shop Steward Kåre Leira.

'Previous improvements efforts have usually been initiated and run by engineers. There is no doubt that the operators and other employees possess skills that have not always been fully exploited. We believe it is positive that NSOS encompasses all levels in the organisation.

Both the company and the individual employee can utilise NSOS. We consider this a tool for the enhancement of each person's work situation through learning from each other.'

– Both the company and the individual employee can utilise NSOS, says Chief Shop Steward Kåre Leira. (Photo: Knut Vadseth)



Price development newsprint Europe, US and Hong Kong


USD/tonne
1,000
800
600
400
1/90
1/91
1/92
1/93
1/94
1/95
1/96
1/97
1/98
1/99
1/00
1/01
4/01
US East Coast 45 g
Hong Kong (USD)
Germany (USD)

RELATIVE TSR
31.12.99 - 31.12.01


%
10
5
0
-5
-10
-15
-20
Peer Group (50%) (A)
Oslo total index (25%) (B)
MS World F&P (25%) (C)
Weighted (A+B+C)
Norske Skog
Excess return
=18.3%

Price increase + dividend paid in % of exchange rate as of 31.12.1999.

Norske Skog shares

Key figures	January - December 2001						Per 31.01.2002	
	Share price 02.01.01	Share price 31.12.01	High	Low	Earnings per share	Booked equity per share	Share price	Market value NOK mill.
Norske Skog	153.97	168.50	168.50	115.00	20.68	146.40	156.00	20,769

Share price development


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Oslo Stock Exchange Total Index
Norske Skog
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NORSKE SKOGINDUSTRIER ASA

Oksenøyveien 80
Postal address:
PO Box 329
N-1326 Lysaker
Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

www.norske-skog.com

More information on the Internet
Additional information about Norske Skog may be found on the Internet, including:

- All result reports
- Press releases
- Presentations on the stock market
- Basic information about the Group's organisation, management and activity

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